                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-129521


PROSPECTUS

                                ATS MEDICAL, INC.

                               (ATS MEDICAL LOGO)

          $22,400,000 6% CONVERTIBLE REDEEMABLE SENIOR NOTES DUE 2025
              WARRANTS TO PURCHASE 1,344,000 SHARES OF COMMON STOCK 7,011,200 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES
                          AND EXERCISE OF THE WARRANTS

     This prospectus relates to $22,400,000 aggregate principal amount of 6% Convertible Redeemable Senior Notes due 2025 of ATS Medical, Inc. (the "notes"), warrants to purchase 1,344,000 shares of common stock of ATS Medical, Inc., and 7,011,200 shares of common stock, which represent 105% of the common stock issuable upon conversion of the notes and cash exercise of the warrants. This prospectus may be used by the selling securityholders named in this prospectus to resell their notes and warrants, as well as any shares of common stock they receive upon conversion of the notes or exercise of the warrants. In addition, this prospectus covers the issuance of any shares of common stock to a subsequent holder of a note or warrant upon the conversion of that note or exercise of that warrant.

     We will receive no part of the proceeds from sales made under this prospectus. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We are paying the expenses incurred in registering the notes, warrants and shares, but all selling and other expenses incurred by the selling securityholders will be borne by the selling securityholders.

     We originally issued the notes and warrants as of October 7, 2005 and October 14, 2005, at an issue price of $1,000 per $1,000 principal amount of the notes. For each $1,000 in principal amount of the notes issued, we issued warrants to purchase 60 shares of our common stock. Each warrant represents the right to purchase one share of our common stock. We may redeem some or all of the notes for cash at our option on or after October 20, 2008 on the terms set forth in this prospectus.

     Neither the notes nor the warrants are listed on any securities exchange or included in any automated quotation system. Our common stock is traded on the Nasdaq Global Market under the symbol "ATSI." On February 7, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $2.39 per share.

     INVESTING IN THE NOTES, WARRANTS AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE INVESTING IN THE NOTES, WARRANTS OR OUR COMMON STOCK, WE RECOMMEND THAT YOU CAREFULLY READ THIS ENTIRE PROSPECTUS, INCLUDING THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8, OUR ANNUAL REPORT ON FORM 10-K (AS AMENDED) FOR THE YEAR ENDED DECEMBER 31, 2005, OUR QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2006 (AS AMENDED), JUNE 30, 2006 AND SEPTEMBER 30, 2006 AND THE OTHER DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                ATS MEDICAL, INC.
                         3905 Annapolis Lane, Suite 105
                          Minneapolis, Minnesota 55447
                                 (763) 553-7736

               The date of this prospectus is February 13, 2007.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.......................................................     4
RATIO OF EARNINGS TO FIXED CHARGES.......................................     8
RISK FACTORS.............................................................     8
USE OF PROCEEDS..........................................................    18
DESCRIPTION OF THE NOTES.................................................    18
DESCRIPTION OF THE WARRANTS..............................................    27
DESCRIPTION OF CAPITAL STOCK.............................................    30
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS..........................    31
SELLING SECURITYHOLDERS..................................................    40
PLAN OF DISTRIBUTION.....................................................    43
EXPERTS..................................................................    45
LEGAL MATTERS............................................................    45
WHERE YOU CAN FIND MORE INFORMATION......................................    45
INCORPORATION OF DOCUMENTS BY REFERENCE..................................    45

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT TO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER PAGE OF THIS PROSPECTUS OR ANY SUPPLEMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under "Risk Factors," and the documents incorporated by reference. As used in this prospectus, the words "our company," "we," "us," "our" or "ATS" refer only to ATS Medical, Inc., unless the context requires otherwise, and do not include any subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. Forward-looking statements may be identified by the use of language such as "may," "will," "expect," "anticipate," "estimate," "should" or "continue," and similar language. These forward-looking statements involve risk and uncertainty. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, some of which are described under the heading "Risk Factors" and in our reports to the Securities and Exchange Commission (the "SEC") incorporated by reference into this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

BUSINESS OF ATS MEDICAL, INC.

     ATS Medical, Inc. is a Minnesota corporation founded in June 1987. We develop, manufacture, and market medical devices primarily for use by cardiovascular or cardiothoracic surgeons during cardiac surgery. Our core mission is to create a company with a diversified product portfolio focused exclusively on the cardiac surgeon. Our objectives are to establish the ATS Open Pivot(R) Heart Valve as the standard of care for patients requiring a mechanical heart valve and to add new products selectively primarily through acquisitions and strategic product development or distribution agreements.

     Carbomedics, Inc. (f/k/a Sulzer Carbomedics, Inc.) developed the basic design from which the ATS Open Pivot Heart Valve evolved. Carbomedics is a large and experienced manufacturer of pyrolytic carbon components used in mechanical heart valves. Carbomedics has also designed and patented numerous mechanical valves. In 1990, Carbomedics offered to license a patented and partially developed valve to us if we would complete the development of the valve and agree to purchase carbon components from Carbomedics. As a result, we executed technology and license agreements with Carbomedics and now hold an exclusive, royalty-free, worldwide license to an open pivot, bileaflet mechanical heart valve design owned by Carbomedics from which the ATS Open Pivot Heart Valve has evolved. In addition, we have an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the ATS Open Pivot Heart Valve, and a non-exclusive worldwide right and license to use the technology to produce pyrolytic carbon components for other devices and manufacturers, including, after 2008, other heart valve manufacturers.

     We commenced selling the ATS Open Pivot Heart Valve in international markets in 1992. In October 2000, we received FDA approval to sell the ATS Open Pivot Heart Valve and commenced sales and marketing of our valve in the United States. The original sales forecasts as well as the pricing models that were used when the original supply agreement was signed with Carbomedics proved to be too optimistic. Accordingly, to keep the supply agreement active and the license to sell the valve exclusive, we purchased quantities of inventory far in excess of demand.

     From 1990 through 2002, we paid Carbomedics approximately $125 million for the development of the ATS Open Pivot Heart Valve, for the technology to manufacture our pyrolytic carbon components, and for pyrolytic valve components manufactured by Carbomedics. On December 31, 2002, we had remaining payments due under our technology agreement with Carbomedics that totaled $28 million. This led us in 2003 to negotiate an accelerated but reduced payment for all outstanding debts to Carbomedics related to the technology agreement. In August 2003, we paid $12 million to satisfy all future obligations under this agreement.

         During 2002, we reorganized our company, laying off more than half of the work force, including all executive management. With the hiring of a new president late in 2002, we started the process of rebuilding our sales and marketing teams, especially in the United States. This rebuilding is the most significant factor in our operating expense levels during the last three fiscal years. Because sales prices in the United States exceed selling prices elsewhere, we feel that our future success will depend on achieving increased market share in the United States. Our U.S. sales as a percentage of our overall sales have grown from 4% in 2000 to 40% for the first nine months of 2006.

     During 2004, we made our first ventures outside the mechanical heart valve market by completing two business development agreements. The first, signed in April 2004, is with ErySave AB ("ErySave"), a Swedish research firm, for exclusive worldwide rights to ErySave's PARSUS filtration technology for cardiac surgery procedures. We had no revenues in 2004 or 2005 nor do we expect any in 2006 from this technology. In November 2004, we completed a global partnership agreement with CryoCath Technologies, Inc. ("CryoCath") to market CryoCath's surgical cryotherapy products for the ablation of cardiac arrhythmias. We realized revenue from the CryoCath agreement starting in the first quarter of 2005.


     In 2005, we continued our ventures outside the mechanical heart valve market by entering into two additional business development agreements. On June 22, 2005, we entered into a Marketing Services Agreement with Alabama Tissue Center, Inc. (now known as Regeneration Technologies, Inc. - Cardiovascular or "RTI-CV"), a subsidiary of Regeneration Technologies, Inc. Under the terms of that agreement, RTI-CV has appointed us as its exclusive marketing services representative to promote, market and solicit orders for RTI-CV's processed cardiovascular allograft tissue from doctors, hospitals, clinics and patients throughout North America. The agreement with RTI-CV has resulted in revenue for us in both 2005 and 2006. On January 26, 2007, we entered into an amendment with RTI-CV as a result of RTI-CV's sale of its cardiovascular business to CryoLife, Inc. as of January 1, 2007 and discontinuation of its cardiovascular tissue processing operations. Under the terms of the amendment, we will be compensated for soliciting orders for RTI-CV's remaining inventory of processed tissue based on a percentage of the fee paid by customers for the processed tissue, net of transportation charges and discounts. The percentage of the fees paid will vary depending upon the level of demand for the various types of tissue in inventory. So long as the total orders for processed tissue received by RTI-CV meet certain minimum performance levels, we will be entitled to a minimum level of compensation of $175,000 per calendar quarter. The agreement with RTI-CV, as amended, will terminate on December 31, 2007 and may be terminated or declared non-exclusive by RTI-CV if the total orders for processed tissue received by RTI-CV do not meet certain minimum performance levels for two consecutive quarters and ATS has failed to use commercially reasonable efforts to distribute all of the available tissues in RTI-CV's inventory.

     On June 23, 2005, we entered into an Exclusive Development, Supply and Distribution Agreement with Genesee BioMedical, Inc. ("GBI"), under which GBI will develop, supply, and manufacture cardiac surgical products to include annuloplasty repair rings, c-rings and accessories, and we will have exclusive worldwide rights to market and sell such products. Our agreement with GBI has produced revenue for us in 2006.

     In January 2006, we entered into an agreement and plan of merger with 3F Therapeutics, Inc. 3F Therapeutics was formed in late 1998 to develop, manufacture, and market innovative cardiovascular devices for patients with unmet clinical needs primarily through the development of tissue heart valves. 3F Therapeutics' products are intended to improve upon the performance of heart valves presently in the market and to address the resultant complications of patients with congestive heart failure. We believe that the acquisition of 3F Therapeutics will be a major step in executing our longstanding vision of obtaining a leadership position in all segments of the cardiac surgery market, including both mechanical and tissue heart valves. We completed the acquisition of 3F Therapeutics on September 29, 2006.

         In September 2006, we also entered into an exclusive distribution agreement with Novare Surgical Systems, Inc. for Novare's Enclose II(R) cardiac anastomosis assist device. We plan to distribute the device in the United States, Germany, France and the United Kingdom. The Enclose II anastomosis assist device is used by cardiac surgeons to attach a bypass vessel to the aorta during coronary artery bypass graft surgery.

         On November 29, 2006, we exercised our option to purchase certain assets of EM Vascular, Inc., pursuant to an option and asset purchase agreement executed by the parties in May 2005. The most significant asset acquired as part of this purchase is technology that may potentially allow for a non-invasive, non-pharma therapy for the treatment of such disorders as atherosclerotic plaque and blood hyper-cholesterolemia. The agreement with EM Vascular is expected to close on or about January 27, 2007. The agreement with EM Vascular calls for an initial payment to EM Vascular of $500,000 in the form of our common stock upon closing, subject to the holdback of $150,000 worth of our common stock to secure EM Vascular's indemnification obligations. In addition to the initial closing payment, we will be obligated to make certain additional contingent payments to EM Vascular upon obtaining FDA approval to market a product that is covered by EM Vascular patents or patent applications and upon the sale of any resulting EM Vascular products. These contingent payments are subject to certain rights of set-off for indemnification claims and certain other events specified in the agreement with EM Vascular.

THE OFFERING

Issuer........................   ATS Medical, Inc.

Selling Securityholder........   Accredited investors who purchased our notes
                                 and warrants in October 2005.

Securities Offered............   $22,400,000 aggregate principal amount of 6%
                                 Convertible Senior Notes due October 15, 2025,
                                 warrants to purchase 1,344,000 shares of our
                                 common stock and 7,011,200 shares of our common
                                 stock, which represent 105% of the common stock
                                 issuable upon conversion of the notes and cash
                                 exercise of the warrants.

Use of Proceeds...............   We will not receive any proceeds from sales of
                                 the notes, warrants or shares of common stock
                                 sold from time to time under this prospectus by
                                 the selling securityholders. Upon any exercise
                                 of the warrants by payment of cash, however, we
                                 will receive the exercise price of the
                                 warrants, which will be used for general
                                 corporate purposes.

Notes

   Interest...................   The notes bear interest at an annual rate of
                                 6%. Interest is payable in cash semi-annually
                                 on April 15 and October 15 of each year,
                                 beginning on April 15, 2006.

   Maturity Date..............   October 15, 2025.

   Conversion.................   The notes are convertible at the holder's
                                 option at any time prior to maturity into
                                 shares of our common stock (or, under certain
                                 circumstances, into cash; see "Risk Factors"
                                 heading below), initially at a conversion price
                                 of $4.20 per share, subject to adjustment upon
                                 certain events.

   Auto-Conversion............   At any time prior to maturity (subject to
                                 certain limitations), we may elect to
                                 automatically convert some or all of the
                                 notes into shares of our common stock if the
                                 closing price of our common stock exceeds
                                 150% of the conversion price for 20 trading
                                 days during any 30 trading day period ending
                                 within 5 days of the notice of automatic
                                 conversion and either (x) a registration
                                 statement covering the resale of the common
                                 stock issued upon conversion is effective and
                                 available for use from the date we notify you
                                 of the automatic conversion through and
                                 including the earlier of the date of the
                                 automatic conversion or the last date on
                                 which the registration statement registering
                                 the resale of such common stock is required
                                 to be kept effective under the terms of the
                                 registration rights agreement, or (y) the
                                 common stock issuable upon conversion may be
                                 sold pursuant to Rule 144(k) under the
                                 Securities Act.

   Additional Payment upon
      Conversion during the
      first Three Years.......   If we effect an automatic conversion of the
                                 notes prior to October 15, 2008, we will make
                                 an additional payment equal to three full years
                                 of interest, less any interest actually paid or
                                 provided for prior to the conversion date.

                                 We may pay this additional payment in cash or, at our option, in shares of common stock. If we elect to pay the additional payment in common stock, the stock will be valued at 95% of the closing price of the stock for the 10 trading days ending on and including the second trading day immediately preceding the conversion date.

   Additional Shares upon
      Conversion in Connection
      with Certain Events.....   If a holder elects to convert the notes prior
                                 to October 15, 2010 in connection with certain
                                 corporate change of control transactions in
                                 which 10% or more of the consideration for the
                                 common stock consists of cash, securities or
                                 other property that is not traded or scheduled
                                 to be traded immediately following such
                                 transaction on a U.S. national securities
                                 exchange or the Nasdaq Global Market, we will
                                 increase the conversion rate for the notes
                                 surrendered for conversion by a number of
                                 additional shares as described in the
                                 indenture. See "Description of the Notes -
                                 Conversion Rights - Conversion Rate
                                 Adjustments" below. Under certain
                                 circumstances, some or all of the notes may be
                                 converted into cash. See "Risk Factors" below.

   Adjustments to the
      Conversion Price........   The conversion price of the notes will be
                                 subject to adjustment under certain
                                 circumstances including, but not limited to,
                                 the payment of any cash dividend on our common
                                 stock. Noteholders should read the indenture
                                 for a description of events that cause an
                                 adjustment to the conversion price as well as
                                 the mechanics of the adjustments.

   Optional Redemption........   At any time on or after October 20, 2008, we
                                 may redeem some or all of the notes at 100% of
                                 the principal amount plus accrued and unpaid
                                 interest to, but excluding, the redemption
                                 date. If we elect to redeem the notes, we will
                                 provide notice of redemption to the noteholders
                                 not less than 20 days and not more than 90 days
                                 before the redemption date.

   Repurchase at Holder's
      Option..................   A holder may require us to repurchase the
                                 holder's notes for cash on October 15, 2010,
                                 October 15, 2015 or October 15, 2020, at a
                                 price equal to 100% of the principal amount
                                 plus accrued and unpaid interest, if any, to
                                 the applicable repurchase date.

   Repurchase at Holder's
      Option upon Certain
      Events..................   Upon a fundamental change or if our common
                                 stock is no longer traded on a national
                                 exchange, a holder may require us to repurchase
                                 the holder's notes in cash at a price equal to
                                 100% of the principal amount plus accrued and
                                 unpaid interest, if any, to the applicable
                                 repurchase date.

      Ranking.................   The notes are our senior unsecured debt and
                                 will be structurally subordinated to any
                                 secured indebtedness (to the extent of its
                                 security; $3,027,000 as of December 31, 2006),
                                 rank on parity with all of our existing and
                                 future senior debt and be senior to all future
                                 subordinated debt ($0 as of December 31, 2006).

Warrants

   Exercise...................   Each warrant is exercisable for one share of
                                 our common stock at an initial exercise price
                                 of $4.40 per share, subject to adjustment upon
                                 certain events. The warrants are exercisable
                                 (in whole or in part) at any time on or before
                                 October 15, 2010.

   Expiration.................   Each of the warrants will expire at 5:00 p.m.,
                                 New York City time, on October 15, 2010.

Trading.......................   The notes, warrants and the underlying common
                                 stock have been registered under the Securities
                                 Act. Currently, there is no public market for
                                 the notes or warrants, and we cannot assure you
                                 that any such market will develop. The notes
                                 and warrants will not be listed on any
                                 securities exchange or included in any
                                 automated quotation system. Our common stock is
                                 currently traded on the Nasdaq Global Market
                                 under the symbol "ATSI."

CUSIP Numbers.................   The CUSIP numbers for the notes and the
                                 warrants after the registration of their resale
                                 with the SEC are 002083 AB 9 and 002083 14 5,
                                 respectively.

Federal Tax Consequences......   For a discussion of tax considerations
                                 concerning the notes, the warrants and the
                                 common stock into which they may be converted
                                 or exercised, see "Material U.S. Federal Income
                                 Tax Considerations" beginning on page 31.

Risk Factors..................   An investment in the notes involves a high
                                 degree of risk. See "Risk Factors" beginning on
                                 page 8 for a discussion of certain factors that
                                 you should consider when evaluating an
                                 investment in the notes, warrants and the
                                 underlying common stock.

                                 Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock, which is sufficient for us to deliver shares upon conversion of some or all the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the years indicated is as follows:

                                                      FISCAL YEAR ENDED DECEMBER 31
                                        ---------------------------------------------------------    NINE MONTHS ENDED
                                          2001        2002        2003        2004        2005      SEPTEMBER 30, 2006
                                        --------   ---------   ---------   ---------   ----------   ------------------
                                                                                       (restated)
Ratio of Earnings to Fixed Charges           --          --          --          --           --               --
Deficiency of Earnings Available to
   Cover Fixed Charges (in thousands)   $(6,844)   $(18,212)   $(13,292)   $(16,643)    $(14,394)        $(17,255)

For purposes of computing these ratios, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges represent interest expense plus the interest factor in rental expenses.

     There were insufficient earnings available to cover fixed charges for years 2001 through 2005. As a result, the ratio of earnings to fixed charges was less than 1.0 for these years. The deficiencies of earnings to fixed charges for these years are indicated in the table above.

                                  RISK FACTORS

     An investment in the notes and warrants involves a number of risks. These risks include those described in this prospectus and others we have not anticipated or discussed. Before you purchase the notes and warrants you should carefully consider the information about risks identified below, as well as the information about risks stated in other parts of this prospectus and in the SEC filings that we have incorporated by reference in this prospectus.

     Any of the risks discussed below or elsewhere in this prospectus or in our SEC filings, and other risks we have not anticipated or discussed, could have a material impact on our business, financial condition and operating results. As a result, they could have an impact on our ability to pay interest on the notes, our ability to repay the notes at maturity, or our stock price.

RISKS RELATING TO OUR BUSINESS

If our heart valve does not achieve widespread market acceptance in the United States, our operating results will be harmed, and we may not achieve profitability.

     Our success will depend, in large part, on the medical community's acceptance of the ATS heart valve in the United States, which is the largest revenue market in the world for heart valves. The U.S. medical community's acceptance of the ATS heart valve will depend upon our ability to demonstrate the safety and efficacy, advantages, long-term clinical performance and cost-effectiveness of the ATS heart valve as compared to other prosthetic heart valves. We cannot predict whether the U.S. medical community will accept the ATS heart valve or, if accepted, the extent of its use. Negative publicity resulting from isolated incidents involving the ATS heart valve or other prosthetic heart valves could have a significant adverse effect on the overall acceptance of our heart valve. If we encounter difficulties developing a market for the ATS heart valve in the United States, we may not be able to increase our revenue enough to achieve profitability, and our business and results of operations will be seriously harmed.

We currently rely on the ATS heart valve as our primary source of revenue. If we are not successful in selling this product, our operating results will be harmed.

     While we commenced marketing additional products during 2005 that totaled 10% of net revenues for the year ended December 31, 2005, there can be no assurance that these new products will decrease our dependence on the sales of mechanical heart valves. Increasing revenues from new products cannot be guaranteed. Even if we were to develop additional products, regulatory approval would likely be required to sell them. Clinical testing and the approval process itself are very expensive and can take many years. Therefore, we do not expect to be in a position to sell additional products in the foreseeable future. Adverse rulings by regulatory authorities, product liability lawsuits, the failure to achieve widespread U.S. market acceptance, the loss of market acceptance outside of the United States, or other adverse publicity may significantly and adversely affect our sales of the ATS heart valve, and, as a result, would adversely affect our business, financial condition and operating results.

The anticipated benefits of acquiring 3F Therapeutics may not be realized.

     We completed the acquisition of 3F Therapeutics on September 29, 2006 and expect that the merger will result in various benefits, including, among others, benefits relating to an expanded heart valve product line, enhanced revenues, a strengthened market position for ATS in the heart valve industry, cross-selling opportunities, technology, cost savings and operating efficiencies. However, achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether 3F Therapeutics' development-stage products are ultimately marketable, whether we are able to integrate 3F Therapeutics in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially impact our business, financial condition and operating results.

We may have difficulty integrating 3F Therapeutics and may incur substantial costs in connection with the integration.

     Integrating 3F Therapeutics' operations into our business will be a complex, time-consuming and expensive process. Before the merger, ATS and 3F Therapeutics operated independently, each with its own business, products, customers, employees, culture and systems. We may experience material unanticipated difficulties or expenses in connection with the integration of 3F Therapeutics due to various factors. These factors may include:

     - retaining and integrating management and other key employees of the combined company;

     - costs and delays in implementing common systems and procedures and integrating 3F Therapeutics' products and operations into our business;

     - potential charges to earnings resulting from the application of purchase accounting to the transaction;

     - difficulty comparing financial reports due to differing financial and accounting systems;

     - diversion of management resources from the business of the combined company;

     - reduction or loss of customer sales due to the potential for market confusion, hesitation and delay; and

     - difficulty in combining distribution arrangements for the combined company's products and services.

     We do not have experience in integrating operations on the scale represented by the merger with 3F Therapeutics, and it is not certain that we can successfully integrate 3F Therapeutics in a timely or efficient manner or at all or that any of the anticipated benefits of the merger will be realized. Failure to do so cold have a material adverse effect on the business, financial condition and results of operations of the combined company.

     In addition, many of the factors listed above are outside the control of either company. The time and expense associated with converting the businesses of the combined company to a single combined company may exceed management's expectations and limit or delay the intended benefits of the transaction. To the extent any of these events occurs, the benefits of the transaction may be reduced, at least for a period of time. In addition, it is possible that unexpected transaction costs, such as taxes, fees or professional expenses, or unexpected future operating expenses, such as increased personnel costs, as well as other types of unanticipated adverse developments, could have a material adverse effect on our business, financial condition and operating results.

In 2002, we began using a combination of direct sales persons and independent manufacturing representatives to sell our valves in the United States. If our U.S. sales strategy is not successful, we will not be able to continue our operations as planned.

     Our sales approach for the sale of the ATS valve in the United States consists primarily of direct salespersons with a few independent manufacturer's representatives. We will need to continue to expend significant funds and management resources to develop and maintain this hybrid sales force. We believe there is significant competition for sales personnel and independent manufacturing representatives with the advanced sales skills and technical knowledge we need. If we are unable to recruit, retain and motivate qualified personnel and representatives, U.S. sales of the ATS valve could be adversely affected. The loss of key salespersons or independent manufacturer's representatives could have a material adverse effect on our sales or potential sales to current customers and prospects serviced by such salespersons or representatives. Further, we cannot ensure the successful expansion of our network of independent manufacturer's representatives on terms acceptable to ATS, if at all, or the successful marketing of our products by our hybrid sales force. To the extent we rely on sales through independent manufacturer's representatives, any revenues we receive will depend primarily on the efforts of these parties. We do not control the amount and timing of marketing resources that these third parties devote to our product. If our U.S. sales strategy is not successful, we may be forced to change our U.S. sales strategy again. Any such change could disrupt sales in the United States. Further, any change in our U.S. sales strategy could be expensive and would likely have a material adverse impact on our operating results.

We currently depend on the marketing and sales efforts of international independent distributors, and our sales have been concentrated in three countries.

     The ATS heart valve is sold internationally through independent distributors. The loss of an international distributor could seriously harm our business and results of operations if a new distributor could not be found on a timely basis in the relevant geographic market. We do not control the amount and timing of marketing resources that these third parties devote to our product. Furthermore, to the extent we rely on sales through independent distributors, any revenues we receive will depend primarily on the efforts of these parties.

We are dependent upon sales outside the United States, which are subject to a number of risks, including a drop in sales due to currency fluctuations.

     For the year ended December 31, 2005, almost 62% of our net sales and 100% of 3F Therapeutics' sales of its tissue heart valves were derived from international operations. We expect that international sales will account for a substantial majority of our revenue until the ATS heart valve receives wider market acceptance from U.S. customers and until 3F Therapeutics obtains pre-market approval to sell its Model 1000 or other products in the United States. Accordingly, any material decrease in foreign sales may materially and adversely affect our operating results.

     We sell in U.S. dollars to most of our customers abroad. An increase in the value of the U.S. dollar in relation to other currencies can and has adversely affected our sales outside of the United States. In prior years, the decrease in sales was due primarily to the change in the value of the U.S. dollar against the Euro, as well as competitor price pressure. Our dependence on sales outside of the United States will continue to expose us to U.S. dollar currency fluctuations for the foreseeable future.

     Our future results of operations could also be harmed by risks inherent in doing business in international markets, including:

     - unforeseen changes in regulatory requirements and government health programs;

     -    weaker intellectual property rights protection in some countries;

     - new export license requirements, changes in tariffs or trade restrictions;

     -    political and economic instability in our target markets; and

     -    greater difficulty in collecting payments from product sales.

Slow payment of receivables by our international distributors, or the occurrence of any of the other factors listed above, could harm our ability to successfully commercialize our product internationally and could harm our business.

We have a history of net losses. If we do not have net income in the future, we may be unable to continue our operations.

     We are not currently profitable and have a very limited history of profitability. We had net losses of approximately $13.3 million for the 2003 fiscal year, $16.6 million for the 2004 fiscal year, $14.4 million for the 2005 fiscal year and $21.6 million for the nine months ended September 30, 2006. In addition, 3F Therapeutics is not currently profitable and has never been profitable. As a result, as of September 30, 2006, we had an accumulated deficit of approximately $103.5 million. We expect to incur significant expenses over the next several years as we continue to devote substantial resources to the commercialization of the ATS heart valve in the United States. We will not generate net income unless we are able to significantly increase revenue from U.S. sales. If we continue to sustain losses, we may not be able to continue our business as planned.

     In addition, if the benefits of the merger with 3F Therapeutics do not exceed the associated costs, the combined company could be adversely affected by incurring additional or even increased losses from its operations. Our ability to succeed after the merger depends on making our combined operations profitable through increased revenue and reduced expenses for the combined company. If we fail to make our combined operations profitable through increased revenue and decreased expenses, it would harm our business, financial condition and results of operations.

Purchase accounting treatment of the merger could result in net losses for the foreseeable future.

     We have accounted for the merger with 3F Therapeutics using the purchase method of accounting. Under purchase accounting, the estimated market value of shares of our common stock issued in the merger and the amount of the merger transaction costs will be recorded as the cost of acquiring 3F Therapeutics. That cost will be allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trademarks and tradenames, based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net assets has been allocated as goodwill. The amount of initial purchase price currently allocated to goodwill and the other intangible assets in connection with the acquisition of 3F Therapeutics is approximately $11.8 million. Our estimates are based upon currently available information and assumptions that we believe are reasonable. We are in the process of gathering information to finalize the valuation of certain assets, primarily the valuation of acquired intangible assets. However, there can be no assurance that the actual useful lives will not differ significantly from the current estimates. The amortization of goodwill and the other intangible assets could result in net losses for ATS for the foreseeable future, which could have a material adverse effect on the market value of our common stock.

We have a history of regularly raising funds and incurring debt to fund net losses. If our current cash and investment balances are inadequate to carry us to profitability, we may need to raise equity or incur debt in the future.

     During the last three years, we have completed financings to fund our operations. If our future operations require greater cash than our current balances, we would again be required to raise equity or issue debt. Furthermore, there may be delays in obtaining necessary governmental approvals of our products or introducing products to market or other events that may cause actual cash requirements to exceed those for which we have budgeted. In such event, we would need additional financing. If we were unable to raise these funds, we may not be able to continue our business as planned.

The market for prosthetic heart valves is highly competitive, and a number of our competitors are larger and have more financial resources. If we do not compete effectively, our business will be harmed.

     The market for prosthetic heart valves is highly competitive. We expect that competition will intensify as additional companies enter the market or modify their existing products to compete directly with us. Our primary competitor, St. Jude Medical, Inc., currently controls approximately 50% of the worldwide mechanical heart valve market. 3F Therapeutics' primary competitor in the tissue heart valve market, Edwards LifeSciences PVT, Inc., currently controls over 60% of the worldwide tissue heart valve market. Many of our competitors have long-standing FDA approval for their valves and extensive clinical data demonstrating the performance of their valves. In addition, they have greater financial, manufacturing, marketing and research and development capabilities than we have. For example, many of our competitors have the ability, due to their internal carbon manufacturing facilities and economies of scale, to manufacture their heart valves at a lower cost than we can manufacture our ATS heart valve. Our primary competitor has recently used price as a method to compete in several international markets. If heart valve prices decline significantly, we might not be able to compete successfully, which would harm our business, financial condition and operating results.

Our future results will be harmed if the use of mechanical heart valves declines or if 3F Therapeutics' products cannot be successfully marketed.

     Our business could suffer if the use of mechanical heart valves declines. Historically, mechanical heart valves have accounted for over two-thirds of all heart valve replacements. Recently, there has been an increase in the use of tissue valves. We estimate that mechanical heart valves are currently being used in 40% to 65% of all heart valve replacements, depending on the geographic market, down from 65% to 75% about ten years ago. We believe the tissue manufacturers' claims of improvements in tissue valve longevity and an increase in the average age of valve patients have contributed to the recent increase in the use of tissue valves. In addition, there can be no guarantee that we will be able to successfully market and sell 3F Therapeutics' tissue heart valves or that 3F Therapeutics' tissue heart valves will be approved or gain market acceptance.

We ultimately may experience a delay in introducing, or may not successfully complete development of, products that are currently under development, resulting in harm to our business.

     Both ATS and 3F Therapeutics are in the process of developing certain products, including but not limited to 3F Therapeutics' Enable and Entrata products. The Enable product is currently in the early phases of clinical trials, and the Entrata product is still under development. In 2006, ongoing clinical trial results in Europe have resulted in 3F Therapeutics undertaking a review of the Enable valve cuff design. Successfully completing the development of these products and technologies presents substantial technical, medical and engineering challenges as well as regulatory hurdles. We may not successfully complete the development of these products, or these products may fail to work in the manner intended. If we are unable to successfully develop the products that are currently under development, we may suffer financial difficulties, which may have a material adverse effect on our business, financial condition and results of operations.

New products or technologies developed by others could render our product obsolete.

     The medical device industry is characterized by significant technological advances. Several companies are developing new prosthetic heart valves based on new or potentially improved technologies. Significant advances are also being made in surgical procedures, which may delay the need for replacement heart valves. A new product or technology may emerge that renders the ATS heart valve noncompetitive or obsolete. This could materially harm our results of operations or force us to cease doing business altogether.

The merger may result in a loss of customers and suppliers.

     Some customers may seek alternative sources of products and/or services after the effectiveness of the merger due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and develop certain product lines. The combined company could experience some customer attrition after the merger. Difficulties in combining operations also could result in the loss of providers and potential disputes or litigation with customers, providers or others.

We license patented technology and other proprietary rights from Carbomedics. If these agreements are breached or terminated, our right to manufacture the ATS heart valve could be terminated.

     Under our carbon technology agreement with Carbomedics, we have obtained a license to use Carbomedics' pyrolytic carbon technology to manufacture components for our heart valve. If this agreement is breached or terminated, we would be unable to manufacture our own product. If our inventory is exhausted and we do not have any other sources of carbon components, we would be forced to cease doing business.

A delay or interruption in the supply of pyrolytic carbon components could delay product delivery or force us to cease operations.

     Although we have a supply agreement with Carbomedics under which it agrees to supply us with a minimum annual number of pyrolytic carbon components starting in 2007 and continuing through 2011, we are currently engaged in litigation with Carbomedics related to the enforceability of the carbon supply agreement. We believe that Carbomedics has breached the agreement, and, as a result, we do not plan to make the contractual purchases of carbon components from Carbomedics. While we anticipate that our manufacturing capacity will be sufficient to meet our current and foreseeable carbon component needs, if our inventory is exhausted and we are unable to manufacture carbon components, it is unlikely that we will be able to obtain the necessary carbon components from Carbomedics. If we are unable to obtain these carbon components from other sources, we could be forced to reduce or cease operations.

Because we lack manufacturing experience, we may not realize expected savings from manufacturing our own product. In addition, we could experience production delays and significant additional costs.

     Under our agreement with Carbomedics, we have been granted an exclusive worldwide license to manufacture pyrolytic carbon components for the ATS heart valve. We cannot be certain that our strategy to establish internal manufacturing capabilities will result in a cost-effective means for manufacturing the ATS heart valve. We have limited experience in manufacturing pyrolytic carbon. Although we have an FDA-approved carbon manufacturing facility, we have only just started increasing production to higher levels. In the future, as we continue to increase production at the plant, we may encounter difficulties in maintaining and expanding our manufacturing operations, including problems involving:

     -    production yields;

     -    quality control;

     -    per unit manufacturing costs;

     -    shortages of qualified personnel; and

     - compliance with FDA and international regulations and requirements regarding good manufacturing practices.

Difficulties encountered by us in establishing or maintaining a commercial-scale manufacturing facility may limit our ability to manufacture our heart valve and therefore could seriously harm our business, financial condition and operating results.

Our business could be seriously harmed if third-party payers do not reimburse the costs for our heart valve.

     Our ability to successfully commercialize the ATS heart valve depends on the extent to which reimbursement for the cost of our product and the related surgical procedure is available from third-party payers, such as governmental programs, private insurance plans and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and procedures that they consider not to be cost-effective or are used for a non-approved indication. The failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from third-party payers would seriously harm our business, financial condition and operating results.

     In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payment for medical procedures or treatments. In addition, government and private third-party payers are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement. In international markets, reimbursement and health care payment systems vary significantly by country. Furthermore, we have encountered price resistance from government-administered health programs. Significant changes in the health care system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our business, financial condition and operating results.

We may face product liability claims, which could result in losses in excess of our insurance coverage and which could negatively affect our ability to attract and retain customers.

     The manufacture and sale of mechanical heart valves and tissue heart valves entails significant risk of product liability claims and product recalls. Both mechanical heart valves and tissue heart valves are life-sustaining devices, and the failure of any mechanical heart valve usually results in the patient's death or need for re-operation. A product liability claim or product recall, regardless of the ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages and could seriously harm our business. We currently maintain product liability insurance coverage in an aggregate amount of $25 million. However, we cannot be assured that our current insurance coverage is adequate to cover the costs of any product liability claims made against us. Product liability insurance is expensive and does not cover the costs of a product recall. In the future, product liability insurance may not be available at satisfactory rates or in adequate amounts. A product liability claim or product recall could also materially and adversely affect our ability to attract and retain customers.

Our business would be adversely affected if we are not able to protect our intellectual property rights.

     Our success depends in part on our ability to maintain and enforce our patents and other proprietary rights. We rely on a combination of patents, trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of our technology. These measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. The patent positions of medical device companies are generally uncertain and involve complex legal and technical issues. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could be costly and divert our attention from the growth of the business. We cannot assure you that our patents and other proprietary rights will not be successfully challenged, or that others will not independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology.

We may be sued by third parties which claim that our product infringes on their intellectual property rights. Any such suits could result in significant litigation or licensing expenses or we might be prevented from selling our product.

     We may be exposed to future litigation by third parties based on intellectual property infringement claims. Any claims or litigation against us, regardless of the merits, could result in substantial costs and could harm our business. In addition, intellectual property litigation or claims could force us to:

     - cease manufacturing and selling our product, which would seriously harm us;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; or

     -    redesign our products, which could be costly and time-consuming.

We may encounter litigation that could have a material impact on our business.

     In addition to product liability claims and potential litigation over intellectual property infringement claims described above, we also may be subject to other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise, including the current claim filed by Carbomedics with respect to our long-term supply agreement with Carbomedics. Although we do not believe that the Carbomedics complaint or any other lawsuits, claims or proceedings arising in the ordinary course of business will have a material adverse impact on our business, results of operations or financial condition, because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of any lawsuits, claims or proceedings could have an adverse effect on our business, results of operation or financial condition.

We are subject to extensive governmental regulation, which is costly, time consuming and can subject us to unanticipated delays or could ultimately preclude us from marketing and selling our products.

     Our heart valves and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies, as well as other federal, state, local and international authorities. We are required to:

     - obtain the approval or clearance of the FDA or international regulatory authorities where our heart valves are not yet marketed;

     - after obtaining approval or clearance of the FDA or international regulatory authorities, maintain the approval of the FDA and international regulatory authorities to continue selling

     -    and manufacturing our heart valves;

     - satisfy content requirements for all of our labeling, sales and promotional materials;

     -    comply with manufacturing and reporting requirements; and

     -    undergo rigorous inspections by these agencies.

     Compliance with the regulations of these governmental authorities may delay or prevent us from introducing any new or improved products. The governmental authorities in charge of making and implementing these laws or related regulations may change the laws, impose additional restrictions, or adopt interpretations of existing laws or regulations that could have a material adverse effect on us. Violations of these laws or regulatory requirements may result in fines, marketing restrictions, product recall, withdrawal of approvals and civil and criminal penalties. We also may incur substantial costs associated with complying and overseeing compliance with the laws and regulations of these governmental authorities.

     We ultimately may not be able to obtain the necessary governmental approvals or clearances in the United States or other jurisdictions, including FDA and CE approvals and clearances, for products that are now under development, including 3F Therapeutics' Enable and Entrata products. Obtaining these governmental approvals or clearances is uncertain, and the regulatory approval process is likely to be time-consuming and expensive. If we are unable to obtain such governmental approvals or clearances, then our ability to market and sell products currently under development may be delayed or may never occur. Our potential inability to market and sell our products currently under development, together with the potential expenses associated with obtaining the necessary governmental approvals or clearances, may cause us to suffer financial difficulties, which could have a material adverse effect on our business, financial condition and prospects.

The price of our common stock has been volatile, which may result in losses to investors.

     Historically, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted by the following:

     -    the success of our management in operating ATS effectively;

     - the failure of our heart valves to gain market acceptance in the United States;

     - announcements of technical innovations or new products by our competitors;

     -    the status of component supply arrangements;

     -    changes in reimbursement policies;

     -    government regulation;

     -    developments in patent or other proprietary rights;

     - public concern as to the safety and efficacy of products developed by us or others; and

     -    general market conditions.

In addition, due to one or more of the foregoing factors, in future years, our results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could be materially and adversely affected. Finally, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Our charter documents and Minnesota law may discourage and could delay or prevent a takeover of our company.

     Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include the following:

     -    No cumulative voting by shareholders for directors;

     - The ability of our board to set the size of the Board of Directors, to create new directorships and to fill vacancies;

     - The ability of our board, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

     -    The ability of our board to amend the bylaws; and

     - Restrictions under Minnesota law on mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock.

RISKS RELATING TO THE NOTES AND THE WARRANTS

The notes will be structurally subordinate in right of payment to our secured debt.

     The notes will be our general obligations and will be structurally subordinate in right of payment to all of our existing secured debt and any future secured debt that we incur to the extent of the security therefor and will rank on parity with all of our existing and future senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, our assets will be available to pay obligations on the notes only after all secured debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on any future secured debt financing that we may incur. As of December 31, 2006, we had $3.027 million of secured indebtedness (as defined in the indenture) outstanding to which the notes would have been effectively subordinated. The notes will also be effectively subordinated to the liabilities of our subsidiaries.

We may not have sufficient funds to pay our debt and other obligations.

     Our cash, cash equivalents, short-term and long-term investments and operating cash flows may be inadequate to meet our obligations under the notes or our other obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, we will be in default under the notes, which could cause defaults under any other of our indebtedness then outstanding. Any such default would have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot be sure that we would be able to repay amounts due in respect of the notes if payment of those notes were to be accelerated following the occurrence of an event of default as described in the indenture.

Because your right to require repurchase of the notes is limited, you may be unable to avoid a decline in the market price of the notes if we enter into a transaction that is not a "change in control" under the indenture.

     The term "change in control" is limited and may not include every event that might cause the market price of the notes to decline or change the credit risk applicable to the notes. The term "change in control" does not apply to transactions in which at least 90% of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock, which means that you could receive common stock of an issuer other than ATS upon conversion of your notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction not involving a "change in control" as defined by the indenture. See "Description of the Notes - Repurchase of Notes at Option of Holders."

We may not have sufficient funds to purchase the notes upon a repurchase event.

     We may not have the funds necessary to purchase the notes at the option of the holders upon certain repurchase events, including a change in control. If a repurchase event were to occur, we may not have sufficient funds to pay the purchase price for all tendered notes, or restrictions in our outstanding debt may not allow those purchases. We are only obligated to offer to repurchase the notes upon certain specified repurchase events. There may be other events that could hurt our financial condition that would not entitle you to have your notes repurchased by us.

The notes do not require us to achieve or maintain minimum financial results, the lack of which could negatively impact holders of the notes.

     The notes do not require us to achieve or maintain any minimum financial results relating to our financial condition or results of operations. Our ability to recapitalize and take a number of other actions that are not limited by the terms of the indenture and the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the notes.

If you hold notes or warrants, you will not be entitled to any rights as a holder of our common stock, but you will be subject to all changes made with respect to our common stock.

     If you hold the notes or the warrants, other than the right to adjustments in the conversion price of the notes and the exercise price of the warrants upon certain events, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights as a holder of common stock if and when we deliver shares of common stock to you upon conversion of your notes and exercise of your warrants. For example, in the event that an amendment is proposed to our charter or bylaws requiring shareholder approval and the record date for determining shareholders of record entitled to vote on the amendment occurs prior to conversion of your notes, you will not be entitled to vote on the amendment, although the common stock you receive upon conversion of your notes and exercise of your warrants will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

There is no public market for the notes or warrants, which could limit their market price or your ability to sell them.

     There is no established trading market for the notes or the warrants. The notes are designated for trading by qualified institutional buyers in the PORTAL market. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes or warrants on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the notes or warrants may not develop. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes and warrants may be adversely affected. In that case, you may not be able to sell your notes or warrants at a particular time or at a favorable price. Future trading prices of the notes and warrants will depend on many factors, including:

     -    our operating performance and financial condition;

     - our ability to continue the effectiveness of the registration statement, of which this prospectus is a part, covering the notes, the warrants and the common stock issuable upon conversion of the notes or exercise of the warrants;

     -    the interest of securities dealers in making a market; and

     -    the market for similar securities.

Historically, the market for convertible debt has been subject to disruptions that have caused substantial fluctuations in the prices of the securities. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

Your notes, warrants and shares of common stock may be subject to resale limitations imposed by the securities laws of some states.

     Any security listed or authorized for listing on the Global Market System of the Nasdaq Stock Market, and any security of the same issuer which is equal in seniority or that is a senior security to such a security, is exempted from all state securities registration requirements under Section 18(b)(1) of the Securities Act. Because our common stock is listed on the Nasdaq Global Market System, our common stock, and any security equal in seniority or senior to our common stock (such as the notes), may be traded in any state without the need to register or otherwise qualify such securities in any state. Although the warrants to purchase common stock may not be covered by this exemption, we believe that all states would provide an applicable exemption from state securities registration for non-issuer sales of warrants to purchase common stock listed on the Nasdaq Global Market System. Consequently, we believe that the warrants also may be traded in any state without the need to register or otherwise qualify the warrants in any state. However, because state and federal securities laws may change from time to time, you should obtain advice from appropriate legal counsel prior to engaging in future transfers or resales of your notes, warrants and shares of common stock in order to ensure compliance with all applicable securities regulations at that time. Furthermore, depending upon the nature of the seller and the circumstances of the sale, the securities may be required to be sold in certain jurisdictions only through registered or licensed brokers or dealers.

If we automatically convert the notes, you should be aware that there is a substantial risk of fluctuation in the price of our common stock from the date we elect to automatically convert to the conversion date.

     We may elect to automatically convert the notes on or prior to maturity if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any 30-day period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the notes and the automatic conversion date. These fluctuations may adversely affect the value of the shares of common stock into which the notes may be converted and the additional shares, if applicable, issued in satisfaction of the interest make-whole payment.

The notes were issued with original issue discount.

     The notes were issued with original issue discount, and accordingly, during the period in which you hold the notes, you will in general be required to recognize ordinary interest income with respect to the notes in excess of the stated interest paid on the notes. The notes and the warrants were initially issued together as an investment unit, and accordingly the purchase price of the investment unit was required to be allocated between the note and the warrant based on their relative fair market values. We have treated 93.3% of the purchase price of each unit as allocable to the note and 6.7% of the purchase price of each unit as allocable to the warrant. Because the principal amount of the note exceeds the allocated purchase price, the excess amount (i.e., 6.7%) is characterized as original issue discount for tax purposes and results in recognition by the holder of interest income in excess of stated interest. Your purchase and holding of the notes may have certain other tax consequences to you depending on your particular circumstances. See "Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Consequences to U.S. Holders - Issue Price of the Notes and Warrants" and "- Notes" below.

Risks Related to Uncertain Tax Consequences

     Due to the lack of applicable or clear authority under current federal income tax law, some tax consequences of the notes and warrants are uncertain. Furthermore, the Internal Revenue Service may take some positions with respect to the tax consequences of the notes or warrants that differ from the tax consequences described in this prospectus. In addition, some of the tax consequences of the notes or warrants depend upon factors or circumstances that are not currently known. These uncertain factors could affect the tax consequences of the notes and warrants to holders. See "Material U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Consequences to U.S. Holders
- Issue Price of the Notes and Warrants," "--Notes - Original Issue Discount," "--Notes - Changes in Conversion Price" and "--Warrants - Exercise." As described in more detail in those sections, the material federal income tax consequences that are uncertain and the material risks that are presented to holders of the notes or warrants are as follows:

     - The IRS may challenge our allocation of the issue price of each unit between the note and the warrant. If the IRS successfully asserts that the issue price of a note is less than the amount allocated by us, a holder of the note would be required to accrue and include in taxable income a greater amount of original issue discount, which could result in a greater tax being imposed on the holder for a taxable year.

     - The IRS could challenge our determination that the possibility that Conversion Payments or Registration Delay Payments will have to be made is a remote or incidental contingency under the applicable tax rules. If the IRS were to successfully take such a position, the amount and timing of the interest income recognized by a holder on a note and the character of income on a sale, exchange, or redemption of a note could differ from what is described in this prospectus, which could result in a greater tax being imposed on the holder of a note during a taxable year.

     - The tax consequences of changes in the conversion price of the notes will depend on the exact circumstances of such changes in the conversion price. Furthermore, in some respects the tax law is unclear with respect to the tax consequences of changes in conversion price. An increase in the conversion rate that occurs in connection with payment of a taxable dividend to our shareholders, or an increase in the conversion rate at our discretion or in certain other circumstances could be deemed to be payment of a taxable dividend to the holder of a note, notwithstanding the fact that the holder does not receive a cash payment. Similar adjustments in the exercise ratio of the warrant could also result in the holder of a warrant being treated as receiving a deemed taxable dividend without the receipt of cash. It is unclear under current law whether such a deemed dividend would be eligible for the reduced rate of 15% currently applicable to certain dividends received by non-corporate U.S. holders or, in the case of corporate U.S. holders, for the dividends-received deduction. If non-corporate U.S. holders are not eligible for the reduced rate, the deemed dividend would be taxable to such holder at ordinary income rates up to a current maximum of 35%. Such a deemed dividend to a non-U.S. holder would generally be subject to a 30% withholding tax unless reduced or eliminated by an applicable treaty.

     - The tax consequences of a cashless exercise of a warrant are not clear under current tax law. The IRS could take the position that a cashless exercise of a warrant results in a taxable exchange, in which case the holder could be required to recognize taxable capital gain or loss with respect to the cashless exercise, as described in more detail in the section titled "--Warrants - Exercise." Alternatively, the IRS could treat the cashless exercise as tax-free but the holder's basis in the common stock received upon exercise could either begin on the day after the date on which the warrants were exercised or would include the holding period of the warrants, depending upon the basis for treating the exercise as tax-free.

                                 USE OF PROCEEDS

     We will not receive any proceeds from sales of the notes, warrants or shares of common stock sold from time to time under this prospectus by the selling securityholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

                            DESCRIPTION OF THE NOTES

     We issued the notes under an indenture dated as of October 7, 2005 and a supplemental indenture dated as of October 13, 2005, between us and Wells Fargo Bank, National Association, a national banking association, as trustee. Wells Fargo Bank, National Association also acts as paying agent, conversion agent and registrar for the notes. The terms of the notes include those provided in the notes, the indenture and the supplemental indenture and those provided in the securities purchase agreement, the amendment to the securities purchase agreement, the registration rights agreement and the amendment to the registration rights agreement, each of which we entered into with the buyers of the notes. The following description reflects all amendments and supplements to the operative documents to date.

     The following description is only a summary of the material provisions of the notes, the indenture and the supplemental indenture. The form of note, the indenture, the supplemental indenture, the securities purchase agreement, the amendment to the securities purchase agreement, the registration rights agreement, the amendment to the registration rights agreement and other operative documents are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define the rights of a holder of the notes.

GENERAL

     The notes:

     -    were issued in an aggregate principal amount of $22,400,000;

     - were issued in registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000;

     - are our senior unsecured debt and are structurally subordinated to any secured indebtedness, rank on parity with all of our existing and future senior debt and are senior to all future subordinated debt;

     - are convertible into our common stock initially at a conversion price of $4.20 per share, under the conditions and subject to such adjustments as are described under "- Conversion Rights - Conversion at Holder's Option" and "- Conversion Rights - Conversation Rate Adjustments";

     - are automatically convertible at our option into our common stock at the then-effective conversion price if the closing price of our common stock exceeds 150% of the then-effective conversion price for any 20 trading days during any 30-day period ending within five trading days prior to the notice of automatic conversion, under the conditions and subject to such adjustments as are described under "- Conversion Rights - Automatic Conversion" and "- Conversion Rights - Conversion Rate Adjustments";

     - are redeemable at our option in whole or in part beginning on October 20, 2008 upon the terms set forth under "- Optional Redemption by ATS";

     - are subject to repurchase by us at the holder's option on October 15, 2010, October 15, 2015 and October 15, 2020 or upon a change in control of ATS or in the event our common stock is no longer authorized for quotation or listing on any of The New York Stock Exchange, Inc., the American Stock Exchange, Inc. or The Nasdaq Global Market or SmallCap Market, upon the terms and at the repurchase prices set forth under "- Repurchase of Notes at Option of Holders"; and

     - mature on October 15, 2025, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holder.

     The notes bear interest at the annual rate of 6%. Interest accrues on the notes from October 7, 2005. Interest will be paid on April 15 and October 15 of each year, beginning on April 15, 2006, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to an interest payment date. The record dates for payment of interest are April 4 and October 4. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

     No sinking fund is provided for the notes.

CONVERSION RIGHTS

Conversion at Holder's Option

     A holder may convert any outstanding notes at any time prior to maturity into shares of our common stock at an initial conversion price of $4.20 per share of common stock. The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of any fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. A holder may convert notes only in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

     If a holder delivers a notice regarding its election to require us to repurchase its notes following the occurrence of a repurchase event as described under "Repurchase of Notes at Option of Holders" (a "repurchase event"), the holder may convert such notes only if the holder withdraws its repurchase notice by delivering a written notice of withdrawal to us prior to the close of business on the last business day prior to the repurchase date.

     We will pay in cash, on any note or portion of a note surrendered for conversion during the period from the close of business on any interest payment date to which interest has been fully paid through the close of business on the business day preceding the record date for the next such interest payment date, accrued and unpaid interest, if any, on the note or portion thereof surrendered for conversion to, but excluding, the date of conversion. However, any note or portion of a note surrendered for conversion during the period from the close of business on the record date for any interest payment date through the close of business on the business day next preceding such interest payment date must (unless such note or portion of a note being converted will have been called for redemption or will have become due prior to such interest payment date as a result of a repurchase event) be accompanied by payment, in immediately available funds or other funds acceptable to us, of an amount equal to the interest otherwise payable on such interest payment date on the principal amount being converted; provided, however, that no such payment need be made if there exists at the time of conversion a default in the payment of interest on the notes.

Conversion Procedures

     A holder will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if the holder exercises its conversion rights, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder's. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

     To convert a definitive note (a registered note held in certificated form), a holder must:

     - complete a written notice in the form of the conversion notice attached as an exhibit to the indenture;

     - deliver the completed conversion notice to the trustee, to us (with a copy to our legal counsel) and to our Transfer Agent, Wells Fargo Shareowner Services, Compliance Department, 161 North Concord Exchange, Saint Paul, Minnesota 55075;

     - if such note is surrendered for conversion during the period from the close of business on the record date for any interest payment date through the close of business on the last business day prior to such interest payment date, pay an amount equal to the interest otherwise payable on such interest payment date on the principal amount being converted;

     - pay all taxes or duties, if any, as described in the preceding paragraph; and

     -    surrender the definitive note to us.

     In the case of an interest in a global note, conversion notices may be delivered and a participant's interest in a global note may be surrendered for conversion in accordance with the rules and procedures of The Depository Trust Company as in effect from time to time.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will use our best efforts to, within three business days after the conversion date, (a) (1) in the case of shares of common stock issuable upon such conversion that will not, following issuance, be restricted securities, at the holder's request, credit such aggregate number of full shares of common stock to which the holder shall be entitled to the holder's or its designee's balance account with The Depository Trust Company through its Deposit Withdrawal Agent Commission system or (2) issue and deliver a certificate for the number of shares of common stock into which the notes are converted to the converting holder, and (b) deliver to such holder a check or cash in lieu of any fractional shares arising upon such conversion. If we have not delivered the number of shares of common stock issued upon conversion of notes within five business days after the conversion date, we will pay liquidated damages to the holder of the notes being converted at the rate of 0.5% per month of the outstanding principal amount of notes converted by such holder.

Automatic Conversion

     All of the notes may be automatically converted at any time prior to October 15, 2025, at our option, into shares of our common stock at the then-effective conversion price if the closing price of our common stock exceeds 150% of the then-effective conversion price for at least 20 trading days during any 30-day period ending within five trading days prior to the notice of automatic conversion. If we effect the automatic conversion, we will deliver a notice of automatic conversion to the holders at least five days prior to the automatic conversion date. If we elect to automatically convert notes on or prior to October 15, 2008, we will make an additional payment (a "Conversion Payment") in cash or, at our election under certain circumstances, shares of common stock, with respect to notes in an amount equal to $181.33 per $1,000 principal amount of the notes converted, less the amount of any interest we actually paid on the notes prior to the automatic conversion date.

     We may not automatically convert the notes unless either:

     - a registration statement covering the resale of the common stock issuable upon conversion of the notes is effective and available for use from the date of the notice of an automatic conversion through and including the earlier of the automatic conversion date or the last date on which the registration statement is required to be kept effective under the terms of the registration rights agreement, or

     - the common stock issuable upon the automatic conversion may be sold pursuant to Rule 144 under the Securities Act.

In addition, we may only elect to automatically convert the notes if we have, as of the date of the automatic conversion notice, sufficient shares of our common stock authorized and available for issuance on conversion of the notes so called for automatic conversion.

Conversion Rate Adjustments

     If any of the following occurs:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we subdivide or combine our common stock;

          (3) we issue to all holders of our common stock specified rights or warrants to purchase our common stock;

          (4) we distribute to all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidence of indebtedness or other assets, including securities but excluding:

               (a) rights or warrants listed in (3) above; and

               (b) dividends or distributions paid exclusively in cash (except as otherwise described below); or

          (5) we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above);

we will adjust the conversion rate so that the holders of the notes either are put in the position they would have been in if they had converted immediately prior to such event or are given their pro rata share of the benefit received by the recipients of any such distribution or issuance.

     We do not currently have a shareholder rights plan in effect and are not currently considering implementing such a plan; however, to the extent, at the time of conversion of notes, we have a shareholder rights plan in effect, a holder will receive, in addition to the common stock, the rights under the shareholder rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

     We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least one percent in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price and include them in any subsequent adjustment. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

     We may also make such reductions in the conversion price as our Board of Directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for tax purposes.

     To the extent permitted by applicable law, we may from time to time reduce the conversion price by any amount for any period of time if the period is at least twenty days, the reduction is irrevocable during the period and our Board of Directors shall have determined that such reduction would be in our best interests. We could elect to reduce the conversion price to encourage conversion of the notes if the conversion price was close to the then-current fair market value of our common stock. Similarly, we could reduce the conversion price if we concluded that the negative impact on dilution resulting from the increased likelihood of conversions was outweighed by the benefits of reducing either our debt service obligation or our obligation to pay the principal of the notes if they are approaching maturity. Whenever we reduce the conversion price, we will mail to the holders of notes a notice of the reduction at least five days prior to the date the reduced conversion price takes effect. We will conduct any such reductions in the conversion price of the notes in accordance with all applicable federal securities laws.

     In the event of:

     - any reclassification of our common stock, subject to limited exceptions;

     - any consolidation, merger, statutory share exchange or combination involving our company; or

     - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of its notes, a holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had converted the notes into our common stock immediately prior to any of these events.

     If, on or prior to October 15, 2010:

     - we consolidate with or merge into any other corporation or any other corporation merges into us, and in the case of any such transaction, our outstanding common stock is changed or exchanged into other assets or securities as a result, or we convey, transfer or lease all or substantially all of our assets to any person (other than a wholly owned subsidiary as a result of which we become a holding company), unless in either case our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of our voting stock immediately before such transaction, and

     - 10% or more of the value of the consideration received by our common shareholders in connection with this corporate transaction consists of cash or securities or other property that is not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq Global Market, and

     -    a holder elects to convert some or all of his, her or its notes,

then the conversion rate for any such notes surrendered for conversion shall be increased by a maximum of 48 additional shares of common stock per $1,000 of principal amount of such notes to a minimum of no additional shares in the manner described in the indenture based on the effective date of the corporate transaction and the price paid per share of our common stock in the corporate transaction. The exact number of additional shares depends on our stock price at the time of such transaction and the effective date of the transaction.
Schedule A to the indenture sets forth the exact number of shares to be issued at each stock price and effective date.

     In essence, the conversion matrix set forth in Schedule A to the indenture is designed to make noteholders whole for their lost option value in the event of a change of control of ATS that involves holders of the common stock receiving 10% or more of the value of the consideration in the form of cash or securities or other property that is not traded on Nasdaq or other U.S. national securities exchange. In the event we are taken over and more than 10% of the consideration is in the form of cash or securities or other property that is not traded on Nasdaq or other U.S. national securities exchange, then if the holders convert, there may not be a public security into which they can convert all or a portion of their notes, which in turn could impact noteholders' option value. The additional shares to be issued to noteholders are designed to compensate noteholders for the potential lost option premium associated with their notes. Because the premium depends on the stock price and the time remaining until the October 15, 2010 cutoff date, the additional shares to be issued (as outlined in Schedule A) decrease as the stock price of the acquisition increases and as the time remaining to the October 15, 2010 cutoff date decreases. After October 15, 2010 and at stock prices in excess of $7.50 per share, no additional shares would be issued in connection with a change of control described in the indenture. In addition, no additional shares will be issued if the price is below $3.75 per share. For further information concerning the calculation of the additional shares to be issued in the event of such a control of control transaction, see Section 15.13 and Schedule A of the indenture.

REGISTRATION DELAY PAYMENTS

     Under the terms of the registration rights agreement, ATS was required to have a registration statement covering all of the securities described in this prospectus declared effective within 120 days after the filing date of the registration statement. The registration rights agreement further provides that if the registration statement is not declared effective within that time period (a "Registration Delay"), ATS will incur certain payments arising out of the Registration Delay (the "Registration Delay Payments") in an amount equal to 0.8% of the initial principal amount of the notes or conversion shares for the first 60 days after the commencement of a Registration Delay and 1.2% for all periods thereafter. As of December 31, 2006, ATS had incurred a total of approximately $314,000 of costs associated with Registration Delay Payments.

OPTIONAL REDEMPTION BY ATS

     Prior to October 20, 2008, the notes will not be redeemable at our option. Beginning on October 20, 2008, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to the principal amount of such notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. We will give at least 20 days but not more than 90 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the last business day prior to the redemption date, unless we fail to pay all amounts due on redemption. We may not redeem any notes unless a registration statement covering resales of the common stock issuable upon conversion of the notes is effective and available during the 30-day period prior to the giving of a notice of redemption and at all times from the date of such notice until the redemption date, to the extent that such a registration statement is required by the terms of the registration rights agreement to remain effective as of the date that notice of redemption is provided. In addition, we may only elect to redeem all or any part of the notes if we have, as of the date of the notice of redemption, sufficient shares of our common stock authorized and available for issuance to enable the holders of all of the notes (or parts thereof) called for redemption to convert such notes (or parts thereof) into our common stock.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount at maturity equal to the principal at maturity of the unredeemed portion of the notes. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE OF NOTES AT OPTION OF HOLDERS

     If a "repurchase event," as described below, occurs, a holder will have the right (subject to certain exceptions set forth below) to require us to repurchase all of his, her or its notes not previously called for redemption, or any portion of those notes that is equal to $1,000 in principal amount at maturity or integral multiples of $1,000. If the repurchase event occurs, such repurchase will be made in cash at a price equal to 100% of the principal amount of notes the holder elects to require us to repurchase, together, in each case, with accrued interest, if any, to, but excluding, the applicable repurchase date; provided, that if the relevant repurchase date occurs after a record date or special record date and before the related interest payment date or special interest payment date, the amount payable on such interest payment date or special interest payment date shall be paid to the record holder at the close of business on the record date or special record date and shall not constitute part of the repurchase price.

     In addition, the notes shall be purchased by us at the option of the holder on October 15, 2010, October 15, 2015 and October 15, 2020 at a price equal to 100% of the principal amount of notes the holder elects to require us to repurchase, together, in each case, with accrued interest, if any, to, but excluding, the applicable repurchase date.

     Unless we have previously called for redemption all of the outstanding notes and deposited or set aside an amount of money sufficient to redeem such notes on the redemption date, on or before (1) the 10th calendar day following the occurrence of a repurchase event and (2) September 1, 2010, September 1, 2015 and September 1, 2020, we or the trustee will mail to the holders notice of the occurrence of the repurchase event and of the holders' repurchase right arising as a result, or on October 15, 2010, October 15, 2015 or October 15, 2020, as applicable. We will also deliver a copy of such notice of a repurchase right to the trustee.

     To exercise a repurchase right, a holder must deliver to the trustee on or before the close of business on the last business day prior to the repurchase date (as defined in the indenture) written notice to us of the exercise of such right, together with the notes with respect to which the repurchase right is being exercised, duly endorsed for transfer to us. An election to exercise a repurchase right will be revocable at any time prior to, but excluding, the repurchase date, by delivering written notice to that effect to the trustee prior to the close of business on the business day prior to the repurchase date.

     If we fail to repurchase on the repurchase date any notes as to which the repurchase right has been properly exercised, then the principal amount of such notes will, until paid, bear interest to the extent permitted by applicable law from the repurchase date at the rate borne by the note, and each such note will be convertible into common stock. If we are unable to repurchase on the repurchase date all of the notes (or portions of the notes) as to which the repurchase right has been properly exercised, the aggregate amount of notes we may repurchase will be allocated pro rata among each note (or portion of a note) surrendered for repurchase, based on the principal amount of such note, in proportion to the aggregate amount of notes surrendered for repurchase.

     A "repurchase event" will occur upon a change in control of ATS or if our common stock is no longer authorized for quotation or listing on The New York Stock Exchange, Inc., the American Stock Exchange, Inc. or The Nasdaq Global Market or SmallCap Market.

     A "change in control" will be deemed to have occurred when any of the following has occurred:

     - the acquisition by any person or group (as such terms are used in Sections 13(e) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors;

     - approval by our shareholders of any plan or proposal for the liquidation, dissolution or winding up of ATS;

     - our consolidation or merger with or into any other corporation or any merger of another corporation into us that results in the change or exchange of our common stock into other assets or securities, unless our shareholders (determined immediately before such transaction) own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

     - our conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person (other than a wholly owned subsidiary as a result of which we become a holding company), unless our shareholders (determined immediately before such transaction) own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction; or

     - any time that a majority of the members of the Board of Directors of ATS are not "continuing directors." For purposes of this provision, a "continuing director" is a person who either was one of our existing directors on October 6, 2005 or is subsequently elected or nominated for election by a majority of directors who were continuing directors at the time of such election or nomination.

     A change in control will not be deemed to have occurred if at least 90% of the consideration in the transaction or transactions constituting the change in control consists of (and the capital stock into which the notes would be convertible consists of) shares of capital stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     The change in control purchase feature of the notes may in some circumstances make it more difficult to, or discourage, a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     -    to accumulate shares of our common stock;

     - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

     -    by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in securities similar to the notes.

MERGER AND SALES OF ASSETS

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

     - the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, or the District of Columbia;

     - such person assumes all of our obligations under the notes and the indenture; and

     - we or such successor are not then or immediately after such consolidation or merger in default under the indenture.

     The occurrence of any of the foregoing transactions could constitute a change in control.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     - default for a period of 30 days in our obligation to pay the interest or any liquidated damages on the notes;

     - default in our obligation to pay the principal and premium (including, without limitation, a Conversion Payment), if any, on any of the notes at maturity or otherwise;

     - default in our obligation to pay the repurchase price of the notes on the repurchase date following a repurchase event;

     - our failure to provide notice of a repurchase event and the continuation of such failure for 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount at maturity of the notes then outstanding;

     - our failure to perform or observe any other covenants contained in the notes or the indenture for a period of 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount at maturity of the notes then outstanding;

     - the failure by us or our significant subsidiaries to pay when due at maturity, or a default that results in the acceleration of maturity of, any indebtedness for borrowed money of ATS or any of our subsidiaries in an aggregate amount of $5 million or more, unless the default is cured or waived or the acceleration is rescinded, stayed or annulled within 15 days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 20% in aggregate principal amount at maturity of the notes then outstanding; and

     - specific events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries.

     The indenture provides that the trustee will, within 90 days after the trustee obtains knowledge of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of default in the payment of the principal of, or premium, if any, or interest on any of the notes.

     If an event of default occurs and is continuing, the trustee may in its discretion proceed to protect and enforce the rights vested in it by the indenture by such appropriate judicial proceedings as the trustee will deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in the indenture or in aid of the exercise of any power granted in the indenture, or to enforce any other legal or equitable right vested in the trustee by the indenture or by law.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount at maturity of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

Changes Requiring Approval of Each Affected Holder

     The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

     - extend the maturity of any note or the payment date of any installment of interest payable on any notes;

     - reduce the principal amount at maturity of, premium (including, without limitation, a Conversion Payment), if any, on, or interest rate of, any note;

     -    reduce any amount payable on redemption or repurchase of any note;

     - impair or change in any manner adverse to the holders of notes, our obligation to repurchase the notes upon the occurrence of a repurchase event;

     - impair or adversely affect the conversion rights of any holder of notes;

     - impair or adversely affect the right of any holder to institute suit for repayment of any note;

     -    subordinate the notes in right of payment to other indebtedness; or

     -    change the currency of payment of the notes.

     All of the holders of notes must consent to reduce the percentage of holders of notes which are required to consent to the above-described actions.

Changes Requiring Majority Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the notes then outstanding.

Changes Requiring No Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

     -    adding to our covenants for the benefit of the holders of notes;

     - conveying, transferring, assigning, mortgaging or pledging to the trustee as security for the notes, any property or assets;

     - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

     - curing any ambiguity or correcting or supplementing any provision contained in the indenture; provided that modification or amendment does not adversely affect interests of the holders of notes.

FORM, DENOMINATION AND REGISTRATION

     The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. Notes may be issued as definitive notes or global notes. Definitive notes are registered in the names of the registered holders. Global notes are registered in the name of a depositary or its nominee for the holders. As of the date of this prospectus, all of the notes have been issued as global notes.

RESTRICTIONS ON TRANSFER; LEGENDS

     The notes are subject to restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear a legend regarding such transfer restrictions.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent and registrar with regard to the notes. Wells Fargo Bank, National Association is also the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF NOTES

     We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of the notes and of our common stock and amounts of interest and contingent payments, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                           DESCRIPTION OF THE WARRANTS

     We issued the warrants pursuant to the securities purchase agreement and the amendment to the securities purchase agreement and entered into a warrant agent agreement with Wells Fargo Bank, National Association, a national banking association, as warrant agent.

     The following description is only a summary of the material provisions of the warrants and the warrant agent agreement. The form of warrant and the warrant agent agreement are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the warrants.

GENERAL

     Each warrant is exercisable for one share of our common stock, initially at an exercise price of $4.40 per share, subject to adjustment upon certain events. The warrants are exercisable at any time on or before October 15, 2010.

WARRANT AGENT

     Wells Fargo Bank, National Association serves as the warrant agent under a warrant agent agreement in order to facilitate the transfer, exchange and exercise of warrants.

     The warrant agent will register the transfer of any outstanding warrant certificates upon surrender of the warrant certificate duly endorsed for transfer or accompanied (if so required by us) by a duly executed written instrument of transfer in form satisfactory to us. Upon any such registration of transfer, a new warrant certificate will be issued to the transferee(s) and the surrendered warrant certificate will be cancelled by the warrant agent. Cancelled warrant certificates will thereafter be disposed of by the warrant agent in its customary manner.

     Warrant certificates may be exchanged at the option of the holders, when surrendered to the warrant agent at its principal corporate trust office, which is currently located at Sixth and Marquette, MAC N9303-120, Minneapolis, Minnesota 55479, Attention: Corporate Trust Services, for another warrant certificate or other warrant certificates of like tenor and representing in the aggregate a like number of warrants. Any holder desiring to exchange a warrant certificate must deliver a written request to the warrant agent, and must surrender, duly endorsed for transfer or accompanied (if so required by the warrant agent) by a duly executed written instrument or instruments of transfer in form satisfactory to the warrant agent, the warrant certificate or certificates to be so exchanged. Warrant certificates surrendered for exchange will be cancelled by the warrant agent. Such cancelled warrant certificates will then be disposed of by the warrant agent in its customary manner.

EXERCISE OF THE WARRANTS

     The warrants may be exercised in whole or in part. If a holder desires to exercise its warrants, it must deliver an exercise notice to us at the principal corporate trust office of the warrant agent and to our transfer agent that specifies the number of shares of common stock to be purchased upon exercise ("warrant shares"). Unless the holder has elected a "cashless exercise" of the warrant as described below, the notice also must be accompanied by payment to the warrant agent of an amount equal to the per share exercise price multiplied by the number of warrant shares as to which the warrant is being exercised in cash or by delivery of a certified check or bank draft payable to the order of the warrant agent or wire transfer of immediately available funds. A holder may in its sole discretion elect, in lieu of making such cash payment, instead to receive upon such exercise the net number of shares of common stock (a "cashless exercise") determined according to the following formula:

                                      (A x B) - (A x C)
                         Net Number = -----------------
                                              B

For purposes of the foregoing formula:

     A = the total number of shares with respect to which the warrant is then being exercised;

     B = the closing price of the common stock on the trading day immediately preceding the date of the exercise notice; and

     C = the exercise price then in effect for the applicable warrant shares at the time of such exercise.

     We will not be required to issue fractions of shares of common stock upon exercise of the warrants or to distribute certificates which evidence such fractional shares. In lieu of any fractional shares, there will be paid to the holder an amount of cash equal to the same.

     We are generally obligated within five business days after exercise of a warrant to issue the holder a certificate for the number of shares of common stock to which the holder is entitled or to credit the holder's or its designee's balance account with DTC for the number of shares of common stock to which the holder is entitled upon the holder's exercise of the warrant and, in the event that a warrant is exercised in part, to issue a new warrant identical in all respects to the warrant exercised except that it will represent rights to purchase the number of warrant shares purchasable immediately prior to the exercise of the warrant, less the number of warrant shares with respect to which the warrant is exercised. If we fail to complete the required share issuance by such date (the "Warrant Share Delivery Date") or fail to issue the warrant required by such date (the "Warrant Delivery Date"), we will pay as additional damages in cash to such holder on each day after we failed to take such action in an amount equal to 0.5% per month multiplied by the sum of (1) the product of the number of shares of common stock not issued to the holder on or prior to the Warrant Share Delivery Date and the closing price of the common stock on the Warrant Share Delivery Date and (2) the product of the number of shares of common stock issuable upon exercise of any warrant not delivered on or prior to the Warrant Delivery Date and to which such holder is entitled and the closing price of the common stock on the Warrant Delivery Date, provided that if the common stock is not listed on a principal market (as defined in the warrant), then the closing price shall be as determined in good faith by a majority of our Board of Directors.

     We will pay any and all documentary, stamp, transfer and other similar taxes which may be payable with respect to the issuance and delivery of shares of common stock issued upon exercise of the warrants.

ADJUSTMENT OF EXERCISE PRICE

     If any of the following events occur:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we subdivide or combine our common stock;

          (3) we issue to all holders of our common stock specified rights or warrants to purchase our common stock;

          (4) we distribute to all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidence of indebtedness or other assets, including securities but excluding:

               (a) rights or warrants listed in (3) above; and

               (b) dividends or distributions paid exclusively in cash (except as otherwise described below); or

          (5) we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above);

we will adjust the exercise price, the number of warrant shares issuable upon the exercise of each warrant or the number of warrants outstanding so that the holders of the warrants either are put in the position they would have been in if they had exercised immediately prior to such event or are given their pro rata share of the benefit received by the recipients of any such distribution or issuance.

     To the extent that we have a shareholder rights plan in effect at the time of exercise of the warrants into common stock, each holder will receive, in addition to the common stock, the rights under the shareholder rights plan whether or not the rights have separated from the common stock at the time of exercise, subject to limited exceptions.

     In the event of:

     -    any reclassification of our common stock;

     - a consolidation, merger, binding share exchange or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon exercise of a holder's warrants, the holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had exercised the warrants immediately prior to any of these events.

     We will not be required to make an adjustment to the exercise price unless the adjustment would require a change of at least one percent in the exercise price. However, we will carry forward any adjustments that are less than one percent of the exercise price and include them in any subsequent adjustment. Except as described above in this section, we will not adjust the exercise price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

     We may also make such reductions in the exercise price as our Board of Directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We could elect to reduce the exercise price to encourage conversion if the exercise price was close to the then-current fair market value of the common stock or if we concluded that the impact of the additional dilution resulting from the increased likelihood of exercises was outweighed by the benefits stemming from the influx of cash received as a result of such exercises.

     To the extent permitted by applicable law, we may reduce the exercise price by any amount for any period of time of at least 20 days, if the reduction is irrevocable during such period and our Board of Directors has made a determination that such reduction would be in our best interests. We will conduct any such reductions in the exercise price of the warrants in accordance with all applicable federal securities laws.

     Upon each adjustment of the exercise price, each warrant will evidence the right to purchase that number of shares of common stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of common stock purchasable immediately prior to such adjustment upon exercise of the warrant by the exercise price in effect immediately prior to such adjustment and dividing the product so obtained by the exercise price in effect immediately after such adjustment. The adjustment to the number of shares of common stock purchasable upon exercise of a warrant will be made each time an adjustment of the exercise price is made.

AMENDMENTS

     The warrants may be amended, changed, waived, discharged, or terminated only by an instrument in writing signed by us and the holder of such warrant; provided, however, that the warrant provisions providing for damages in the event of our untimely delivery of shares upon warrant exercises may be waived only by an instrument in writing signed by us and all of the warrantholders.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares, par value $.01 per share. The authorized capital stock is divisible into the classes and series, has the designation, voting rights, and other rights and preferences and is subject to the restrictions that the Board of Directors may from time to time establish. Unless otherwise designated, all shares are common stock.

CAPITAL STOCK

     The holders of our common stock: (1) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (2) are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs; (3) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and (4) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of our common stock now outstanding are fully paid and nonassessable.

     The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of our directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

     Wells Fargo Bank, National Association is the transfer agent for our common stock.

     Our Board of Directors, without further action by the shareholders, is authorized to issue preferred stock or other senior equity securities in one or more series and, with certain limitations, to determine preferences as to dividends and in liquidation, and conversion, redemption and other rights of each such series. Our Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation than those held by the holders of our common stock. The issuance of preferred stock or other senior equity securities may have the effect of delaying, deferring or preventing a change in control of ATS. No shares of preferred stock or other senior equity securities are outstanding, and we have no present plans to issue such stock or securities.

MINNESOTA ANTI-TAKEOVER LAWS

     We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and may deprive our securityholders of an opportunity to sell their shares at a premium over the market price.

     In general, Section 302A.671 provides that a corporation's shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.

     In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation's voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.
Section 302A.673 does not apply if a committee of our Board of Directors consisting of all of our disinterested directors (excluding our current and former officers) approves the proposed transaction or the interested shareholder's acquisition of shares before the interested shareholder becomes an interested shareholder.

     If a tender offer is made for our stock, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the tender offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of our Board of Directors consisting of all of our disinterested directors (excluding our current and former officers) approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Dorsey & Whitney LLP, the following are the material U.S. federal income tax, and in the case of non-U.S. holders (as defined below) estate tax, consequences of the purchase, beneficial ownership and disposition of the notes, warrants and the common stock into which they may be converted or exercised.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus, and all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described in this prospectus. This summary addresses only the U.S. federal income tax consequences to investors that hold the notes, warrants and stock as capital assets (generally, as investment assets) and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for U.S. federal income tax purposes. This summary does not discuss all of the tax consequences that may be relevant to a particular investor or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, certain former citizens or residents of the United States, U.S. holders (as defined below) whose functional currency is not the U.S. dollar) or persons subject to the alternative minimum tax. We will not seek a ruling from the Internal Revenue Service (the "IRS") with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term "holder" in this section, we are referring to a beneficial owner of the notes, warrants or stock and not necessarily the record holder.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

     This section summarizes certain U.S. federal income tax consequences of the ownership and disposition of the notes, warrants and common stock by "U.S. holders." The term "U.S. holder" in this discussion means a beneficial owner of notes, warrants or common stock that is:

     - a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

     - a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous day.

Issue Price of the Notes and Warrants

     For U.S. federal income tax purposes, the notes and the warrants were treated as an investment unit upon initial issuance. The "issue price" of the unit is the first price at which we sold a substantial portion of the units, disregarding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The issue price of a note and warrant is determined by allocating the issue price of an investment unit between the note and the warrant based on their relative fair market values. We have treated 93.3% of the issue price of each unit as allocable to the note and 6.7% of the issue price as allocable to the warrant. Our allocation of the issue price is binding on a U.S. holder of the notes and the warrants, unless the holder explicitly discloses on a statement attached to its federal income tax return for the year in which it acquires the notes or the warrants that it has made a different determination. Our allocation is not binding on the IRS, however, and the IRS may challenge such allocation. If the IRS successfully asserts that the issue price of a note is less than the amount allocated by us, a greater amount of original issue discount (as discussed below) will accrue on the notes.

Notes

     Stated Interest

     Stated interest paid or accrued on a note will be taxable to a U.S. holder as ordinary income in accordance with the holder's method of accounting for U.S. federal income tax purposes.

     Original Issue Discount

     The notes have been issued with "original issue discount" for U.S. federal income tax purposes. The amount of original issue discount on a note equals the excess of the "stated redemption price at maturity" of the note over its issue price. The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made thereunder, other than payments of stated interest. The "issue price" of a note is that portion of the issue price of an investment unit that we have allocated to the note under the rules described in "Issue Price of the Notes and Warrants" above.

     Each U.S. holder of a note must include original issue discount in income as ordinary interest income for federal income tax purposes as it accrues using a constant yield method, in advance of the receipt of cash payments attributable to such income, regardless of such holder's regular method of tax accounting. In general, the amount of original issue discount includible by a U.S. holder for a taxable year is the sum of the "daily portions" of original issue discount with respect to a note for each day during the taxable year (or portion of the taxable year) on which the holder held such note. The daily portion is determined by allocating to each day in an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the original issue discount allocable to such accrual period. The amount of original issue discount allocable to an accrual period is the product of the "adjusted issue price" of the note at the beginning of the accrual period multiplied by its yield to maturity, less the amount of any stated interest allocable to such accrual period. The adjusted issue price of a note at the beginning of an accrual period is equal to its issue price, increased by the aggregate amount of original issue discount that has accrued on the note in all prior accrual periods, and decreased by any payments other than payments of stated interest made during all prior accrual periods. Original issue discount allocable to the final accrual period is the difference between the amount payable at maturity of the note (other than stated interest) and the note's adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period.

     If the notes are converted prior to October 15, 2008, we may be required to make Conversion Payments to the holders of the notes. We also may be required to make payments to holders of the notes if we do not meet certain deadlines set forth in the registration rights agreement. See "Description of the Notes - Registration Delay Payments." As of the date of the issuance of the notes and based on all the facts and circumstances, a determination has been made that, for federal income tax purposes, the possibility that Conversion Payments or Registration Delay Payments will have to be made is a "remote" or "incidental" contingency within the meaning of applicable Treasury regulations. Based on this determination, the possibility of any Conversion Payments or Registration Delay Payments being made should not affect the determination of the yield to maturity of the notes or give rise to any additional accrual of original issue discount or recognition of ordinary income upon the exchange, sale or redemption of a note. In addition, based on this determination, although the matter is not entirely clear under current tax law, (i) if we become obligated to make any Registration Delay Payments, such payments will be includible in a U.S. holder's income in accordance with the U.S. holder's method of accounting; and (ii) if we become obligated to make any Conversion Payments, such payments will be includible in a U.S. holder's income as of the date of the conversion. The determination that the possibility that Conversion Payments or Registration Delay Payments will have to be made is a remote or incidental contingency is binding on a U.S. holder unless the U.S. holder explicitly discloses that it is taking a different position in its federal income tax return for the year in which it acquires a note. This determination is not, however, binding on the IRS, and the IRS could take a contrary position. If the IRS were to take a contrary position, the amount and timing of interest income recognized on a note and the character of income recognized on the sale, exchange or redemption of a note could be different than that described in this prospectus. U.S. holders should consult their own tax advisors concerning the appropriate tax treatment of the Conversion Payments and the Registration Delay Payments in the event that we are required to make these payments.

     Market Discount

     If a U.S. holder purchases a note for an amount that is less than the note's original issue price plus the aggregate amount of the original issue discount includible in the gross income of all holders of the note for periods before the purchase of the note, that U.S. holder will be treated as having purchased the note at a "market discount," unless such amount is less than a specified de minimis amount.

     Under the market discount rules, a U.S. holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note having market discount as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. holder elects to accrue market discount on the basis of a constant-yield method.

     Depending on the U.S. holder's particular circumstances, a U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or a constant interest rate basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, market discount that a taxpayer elects to include currently in income is treated as ordinary interest income for United States federal income tax purposes. Such an election applies to all market discount debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which this election applies and may be revoked only with the consent of the IRS. The tax basis of a note will be increased by the amount of any market discount included in gross income pursuant to such an election.

     Acquisition Premium; Amortizable Bond Premium

     A U.S. holder that purchases a note for an amount that is greater than its adjusted issue price, as defined above under the heading "Original Issue Discount," but equal to or less than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the note at an acquisition premium. Under the acquisition premium rules, the amount of original issue discount that the holder must include in its gross income with respect to the note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

     If a U.S. holder purchases a note for an amount that is greater than the amount payable at maturity, the U.S. holder will be considered to have purchased the note with "amortizable bond premium" equal in amount to such excess (reduced, however, in the case of a convertible bond such as the notes, by any premium attributable to the conversion feature of the bond). Such holder will be exempt from the requirement to include original issue discount on the notes in income currently.

     A U.S. holder may elect to amortize such amortizable bond premium using a constant yield method over the remaining term of the note and offset qualified stated interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Under applicable regulations, if the amortizable bond premium allocable to an accrual period exceeds the amount of qualified stated interest allocable to the accrual period, the excess would be allowed as a deduction for the accrual period, but only to the extent of the U.S. holder's prior interest inclusions on the note. Any excess is generally carried forward and allocable to the next accrual period. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS. If a U.S. holder elects to amortize bond premium, the U.S. holder's tax basis in the note will be reduced by the amount of allowable amortization. If the election is not made, a U.S. holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

     Conversion

     A U.S. holder of a note generally will not recognize gain or loss on the conversion of the note into common stock except with respect to any cash received in lieu of a fractional share and except to the extent common stock received is attributable to accrued and unpaid interest on the note. The U.S. holder's holding period for the common stock (other than stock received with respect to accrued and unpaid interest) received upon conversion will include the period during which the note was held, and the U.S. holder's aggregate tax basis in the common stock received upon conversion will be equal to the holder's adjusted tax basis in the note at the time of conversion, less any portion allocable to any fractional share.

     A U.S. holder of a note will recognize gain or loss upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the portion of the holder's tax basis in the note that is attributable to such fractional share. This gain or loss will generally be capital gain or loss, except to the extent of accrued market discount on the notes, which is taxable as ordinary income, and will be taxable in the same manner as described under "Common Stock - Dispositions," below. Common stock received in payment of accrued but unpaid interest will generally be taxable as ordinary interest income in accordance with the holder's method of accounting for tax purposes, with the amount of such interest income equal to the fair market value of the common stock received. The holding period for such common stock will begin on the date of receipt.

     Common stock received upon conversion of a note with market discount will be subject to special rules that require gain recognized on a disposition of the stock to be treated as ordinary income to the extent of accrued market discount existing at the time of the conversion.

     Changes in Conversion Price

     The terms of the notes provide for changes in their conversion price in certain circumstances. The tax consequences of the changes in the conversion price will depend on the exact circumstances at the time such change in conversion price is made and on the nature of the change in the conversion price. In addition, the tax law is unclear in some respects with respect to the tax consequences of changes in conversion price.

     A change in the conversion price, or failure to change the conversion price, that has the effect, at the time made, of increasing a U.S. holder's proportionate interest in our earnings and profits may be treated as though the holder received a distribution in the form of our common stock, depending on the exact circumstances. If at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for U.S. federal income tax purposes and, in accordance with the conversion rate adjustment provisions of the notes, the conversion rate of the notes is increased, that increase may be deemed to be the payment of a taxable dividend to a U.S. holder of a note to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), notwithstanding the fact that the U.S. holder does not receive a cash payment. An increase in the conversion rate at our discretion or in certain other circumstances may also be deemed to be the payment of a taxable dividend to U.S. holders. However, a change in the conversion price of a note solely to prevent the dilution of a U.S. holder's interests upon a stock split or other change in our capital structure will not in most circumstances be treated as a constructive stock distribution.

     Any taxable constructive stock distribution resulting from a change to, or failure to change, the conversion price of a note will be treated in the same manner as distributions paid in cash or other property as described below under "Common Stock - Distributions." It is unclear under current law, however, whether a constructive dividend would be eligible for the reduced rates of U.S. federal income tax applicable to certain dividends received by noncorporate U.S. holders. Similarly, it is also unclear under current law whether a corporate U.S. Holder would be entitled to claim the dividends-received deduction with respect to a constructive dividend. U.S. Holders should carefully review the conversion rate adjustment provisions of the notes and consult their own tax advisors with respect to the tax consequences of any such adjustment.

     Dispositions

     Upon the sale, retirement, redemption, or other taxable disposition of a note, a U.S. holder will recognize gain or loss equal to the difference between
(1) the sum of the amount of cash and the fair market value of any property received in exchange (except to the extent attributable to accrued interest, which generally will be taxed as ordinary income to the extent that the holder has not previously recognized this income) and (2) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will be equal to the portion of the issue price of the investment unit allocable to the note (as described above under "Issue Price of the Notes and Warrants") in the case of a holder who purchased the investment unit at initial issuance, or, in other cases, the holder's purchase price for the note, in either case increased by the amount of original issue discount and market discount previously included in the U.S. holder's income with respect to the note (including in the tax year of the disposition) and decreased by the amount of payments of principal and by any amortizable bond premium used to offset qualified stated interest and certain amortizable bond premium allowed as a deduction.

     Generally, except as discussed above under the heading "- Market Discount," any gain or loss recognized by a U.S. holder upon the sale, retirement, redemption, or other taxable disposition of a note will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Warrants

     Exercise

     A U.S. holder generally will not recognize gain or loss upon exercise of a warrant (except with respect to any cash received in lieu of a fractional share, which will be taxed in a manner similar to that described above under "Notes - Conversion"). A U.S. holder that acquires a warrant upon initial issuance will have a tax basis in the warrant equal to the portion of the issue price of the investment unit allocable to the warrant (as described above under "Issue Price of the Notes and Warrants"). A subsequent purchaser of a warrant will have a tax basis in the warrant equal to the holder's purchase price. A U.S. holder will have a tax basis in the common stock received upon the exercise of a warrant equal to the sum of its tax basis in the warrant and the aggregate cash exercise price paid in respect of such exercise, less any amount attributable to any fractional shares. The holding period of common stock received upon the exercise of a warrant will commence on the day after the warrant is exercised.

     The tax consequences of a cashless exercise of a warrant are not clear under current tax law. It is possible that the IRS could take the position that a cashless exercise results in a taxable exchange. In such event, a U.S. holder could be deemed to have surrendered warrants (the "Surrendered Warrants") equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised (the "Exercised Warrants"). The U.S. holder would in that case recognize capital gain or loss in an amount equal to the difference between the fair market value of common stock represented by the Surrendered Warrants and the holder's tax basis in the Surrendered Warrants. In this case, the U.S. holder's basis in the common stock received would equal the sum of the fair market value of the common stock represented by the Surrendered Warrants and the holder's tax basis in the Exercised Warrants. The U.S. holder's holding period for the common stock would commence on the day after the warrants were exercised. Alternatively, it is possible that a cashless exercise would be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for federal income tax purposes. In either tax-free situation, a U.S. holder's basis in the common stock received would equal the holder's basis in the Surrendered Warrants and the Exercised Warrants. If the cashless exercise were treated as not being a gain realization event, a U.S. holder's holding period in the common stock would be treated as commencing on the day after the warrants were exercised. If the cashless exercise were treated as a recapitalization, the holding period of such common stock would include the holding period of the warrants. U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of a warrant in light of the uncertainty under current law.

     Expiration and Dispositions

     If a warrant expires without being exercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Upon the sale, exchange, or redemption of a warrant, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange, or redemption and the U.S. holder's tax basis in such warrant. Such gain or loss will be long-term capital gain or loss if, at the time of such sale, exchange, or redemption, the warrant has been held for more than one year. The deductibility of capital losses is subject to limitations.

     Adjustments to Exercise Ratio

     Adjustments made to the number of shares that may be acquired upon the exercise of a warrant or to the exercise price thereof, or the failure to make such adjustments, may result in a constructive distribution to holders of warrants in a manner similar to that described above under "Notes - Changes in Conversion Price." As a result, a U.S. holder of a warrant may be required to include amounts in income even though such holder has not received any cash or other property with which to pay the related tax.

Common Stock

     Distributions

     Any distribution we make in respect of our common stock will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock, and thereafter as capital gain. Dividend income received by an individual U.S. holder on or before December 31, 2010 that satisfies certain requirements generally will be subject to tax at a reduced rate. Unless this reduced rate provision is extended or made permanent by subsequent legislation, for tax years beginning after December 31, 2010, dividends will be taxed at regular ordinary income rates. Subject to certain restrictions, dividends received by a U.S. holder that is a corporation may be eligible for a dividends received deduction.

     Dispositions

     A U.S. holder will recognize gain or loss upon the sale, exchange, or other taxable disposition of common stock in an amount equal to the difference between
(1) the amount of cash and the fair market value of any other property received in exchange for such common stock and (2) the U.S. holder's adjusted tax basis in the common stock. Subject to the special rules that apply to stock received upon conversion of a note with market discount, discussed above under "Notes - Conversion," any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder has held the common stock for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitations.

U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the notes, warrants and common stock by a holder that is not a U.S. holder (a "non-U.S. holder"). Special rules, which are not discussed here, apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," persons eligible for benefits under income tax conventions to which the United States is a party and U.S. expatriates. Non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in light of their particular circumstances.

     For purposes of this discussion, any interest or dividend income and any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note, warrant or common stock will be considered "U.S. trade or business income" if such income or gain is (1) effectively connected with the conduct of a trade or business in the United States or (2) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Interest

     Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of interest income (including original issue discount) on a note if each of the following requirements is satisfied:

     - The non-U.S. holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person;

     - The non-U.S. holder does not actually or constructively own 10% or more of the voting power of our stock; and

     - The non-U.S. holder is not a "controlled foreign corporation" (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

     If all of these conditions are not satisfied, a 30% U.S. withholding tax will apply to interest income (including original issue discount) on the notes, unless either (1) an applicable income tax treaty reduces or eliminates such tax or (2) the interest is U.S. trade or business income (as defined above) and, in each case, the non-U.S. holder complies with applicable certification requirements. In the case of the second exception, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to all income from the notes on a net income basis in the same manner as a U.S. holder, as described above. In addition, non-U.S. holders that are corporations could be subject to a branch profits tax on such income. Special procedures and certification requirements contained in Treasury regulations apply to partnerships, trusts and intermediaries. We urge non-U.S. holders to consult their own tax advisors for information on the impact of these withholding regulations.

Conversion Payments; Registration Delay Payments

     Absent further relevant guidance from the IRS, we intend to treat any Conversion Payments and Registration Delay Payments as subject to U.S. federal withholding tax. Therefore, non-U.S. holders will be subject to withholding on these Conversion Payments and Registration Delay Payments, if any, at a rate of 30% unless we receive an IRS Form W-8BEN (or successor form) or IRS Form W-8ECI (or successor form) from the non-U.S. holder claiming, respectively, that such payments are subject to reduction of withholding under an applicable treaty or that such payments are U.S. trade or business income exempt from withholding tax.

Dividends

     Dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a 30% rate unless such rate is reduced or eliminated under the terms of a tax treaty between the United States and the non-U.S. holder's country of residence, and the U.S. holder complies with applicable certification requirements. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates as though the non-U.S. holder were a U.S. resident, but are not generally subject to the 30% withholding tax provided that the U.S. holder complies with applicable certification requirements. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also be subject to a branch profits tax depending on that corporation's particular circumstances.

Changes in Conversion or Exercise Price

     The conversion rate of the notes and the exercise price of the warrants are subject to adjustment in certain circumstances. Such adjustments could give rise to a deemed distribution to a non-U.S. holder of the notes, as described above in "U.S. Federal Income Tax Consequences to U.S. Holders - Notes - Changes in Conversion Price" and "U.S. Federal Income Tax Consequences to U.S. Holders - Warrants - Adjustments to Exercise Ratio." In such events, the deemed distribution would constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Any such dividends will generally be taxed as described above in "- Dividends."

Conversion of Notes or Exercise of Warrants

     A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of notes or exercise of warrants into common stock. However, if a cashless exercise of warrants results in a taxable exchange, as discussed above in "U.S. Federal Income Tax Consequences to U.S. Holders - Warrants - Exercise," or if the non-U.S. holder receives any cash in lieu of a fractional share of common stock, the rules described below with respect to the tax consequences of the disposition of notes, warrants and common stock will apply.

Dispositions of Notes, Warrants and Common Stock

     Subject to the discussion of backup withholding below and except to the extent that any payments with respect to a note are attributable to accrued and unpaid interest (which will be treated as discussed above in "- Interest"), generally, a non-U.S. holder will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized upon the sale, exchange, redemption, retirement, conversion or other disposition of a note, warrant or common stock, or with respect to the receipt of cash instead of a fractional share of common stock on conversion of a note, unless:

     - such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other disposition and certain other conditions are met;

     -    the gain is U.S. trade or business income; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future.

Treatment of the Notes, Warrants and Common Stock for U.S. Federal Estate Tax Purposes

     A note held, or treated as held, by an individual who is a non-U.S. holder at the time of death will not be subject to U.S. federal estate tax, provided that such person does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments on such notes would not have been considered U.S. trade or business income. Common stock held, or treated as held, by an individual who is a non-U.S. holder at the time of death will be includible in the estate of such person for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax. An individual may be subject to U.S. federal estate tax and not U.S. federal income tax as a resident or may be subject to U.S. federal income tax as a resident and not be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply with respect to certain payments of principal and interest (including original issue discount) on the notes, dividends paid on the common stock, Conversion Payments, Registration Delay Payments and the proceeds of the sale of a note, warrant, or share of common stock paid to a U.S. holder, unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding tax at a rate of 28% will apply to such payments if a U.S. holder fails to provide its correct taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

     In general, a non-U.S. holder will not be subject to backup withholding with respect to payments made by us with respect to the notes or common stock if the non-U.S. holder has provided us with an IRS Form W-8BEN (or successor form), and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person, although such payments may be subject to certain information reporting. In addition, no backup withholding or information reporting will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain U.S. financial intermediaries if the payer receives the IRS Form W 8 BEN and does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against federal income tax provided the required information is furnished to the IRS in a timely manner.

     THE U.S. FEDERAL TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE IN LIGHT OF A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE BENEFICIAL OWNERSHIP AND DISPOSITION OF THE NOTES, WARRANTS AND THE COMMON STOCK RECEIVED UPON CONVERSION OF NOTES AND EXERCISE OF THE WARRANTS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

                             SELLING SECURITYHOLDERS

     The notes and warrants were originally issued by us in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the Securities Act. These accredited investors, together with their transferees, pledgees or donees or their successors, comprise the persons who are "selling securityholders" under this prospectus and may from time to time offer and sell pursuant to this prospectus any or all of the notes and warrants and the common stock into which the notes are convertible or for which the warrants may be exercised.

     The following table sets forth information with respect to the selling securityholders, the principal amount of notes and the number of warrants beneficially owned by each selling securityholder, as well as the number of shares of our common stock that may be offered by each selling securityholder under this prospectus following conversion of the notes and exercise of the warrants. As of December 31, 2006, $22,400,000 in aggregate principal amount of the notes was outstanding and warrants to purchase 1,344,000 shares of our common stock were outstanding. We agreed to register the notes, the warrants and 105% of the common stock issuable upon conversion of the notes and cash exercise of the warrants for resale by the selling securityholders. The information in the table below is based on information provided by or on behalf of the selling securityholders to us in selling securityholder questionnaires and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes, warrants or common stock into which the notes are convertible or for which the warrants may be exercised. The selling securityholders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their notes, warrants or the underlying common stock since the date on which they provided the information regarding their notes and warrants. We have assumed for purposes of the table below that the selling securityholders will sell all of the notes, warrants and common stock issuable upon conversion of the notes and exercise of the warrants pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned by them. However, we do not know whether the selling securityholders will sell all, some or none of the notes, warrants or common stock issuable upon conversion of the notes or exercise of the warrants. Each of the selling securityholders listed below has certified that (1) it purchased the securities in the ordinary course of business, and (2) at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the notes, warrants and common stock. Unless otherwise indicated below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in this table does not constitute an admission of beneficial ownership by the persons named below. To prevent dilution to the selling securityholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock, or as a result of anti-dilution provisions contained in the notes and warrants held by the selling securityholders. Assuming the selling securityholders sell all of the securities offered by this prospectus, upon completion of the offering, none of the selling securityholders will beneficially own any notes or warrants or more than 1% of the total number of shares of our common stock outstanding.


                                                                             NUMBER OF                    NUMBER OF
                                                                             SHARES OF     NUMBER OF      SHARES OF
                                             PRINCIPAL                        COMMON       SHARES OF       COMMON
                                             AMOUNT OF      NUMBER OF          STOCK         COMMON         STOCK
                                               NOTES         WARRANTS      BENEFICIALLY    STOCK THAT   BENEFICIALLY
                                            BENEFICIALLY   BENEFICIALLY     OWNED PRIOR      MAY BE      OWNED AFTER
                                             OWNED AND      OWNED AND         TO THE        OFFERED          THE
NAME                                          OFFERED        OFFERED      OFFERING(1)(2)   (1)(2)(3)     OFFERING(4)
----                                        ------------   ------------   --------------   ----------   ------------
SF Capital Partners Ltd.(5)                  $ 4,000,000       240,000       1,192,381      1,252,000         0
Whitebox Convertible Arbitrage
   Partners LP(6)                            $ 3,038,000       182,250         905,583        950,862         0
Whitebox Intermarket Partners, LP(7)         $   500,000        30,000         149,048        156,500         0
Guggenheim Portfolio Company XXXI, LLC(8)    $   262,000        15,750          78,131         82,038         0
HFR RVA Combined Master Trust(9)             $   200,000        12,000          59,619         62,600         0
DBZ Acquisition Partners II, LLC(10)         $ 3,000,000       180,000         894,286        939,000         0
The Northwestern Mutual Life Insurance
   Company(11)                               $ 3,000,000       180,000         894,286        939,000         0
Radcliffe SPC, Ltd. for and on behalf of
   the Class A Convertible Crossover
   Segregated Portfolio(12)                  $ 2,500,000       150,000         745,238        782,500         0
Capital Ventures International(13)           $ 1,500,000        90,000         447,143        469,500         0
Smithfield Fiduciary LLC(14)                 $ 1,000,000        60,000         298,095        313,000         0
Deerfield Special Situations Fund,
   L.P.(15)                                  $ 1,190,000        71,400         354,733        372,470         0
Deerfield Special Situations Fund Intl.,
   LTD.(16)                                  $ 2,210,000       132,600         658,790        691,730         0
                                             -----------     ---------       ---------      ---------       ---
TOTAL                                        $22,400,000     1,344,000       6,677,333      7,011,200         0

(1) Includes shares of common stock into which the notes are convertible and for which the warrants may be exercised.

(2) Assumes a conversion price of $4.20 per share with respect to shares acquired upon conversion of the notes.

(3) Represents 105% of (a) 5,333,333 shares of common stock issuable upon conversion of the notes at a conversion price of $4.20 per share and (b) 1,344,000 shares of common stock issuable upon exercise of the warrants.

(4) Assumes that all of the notes, warrants and shares offered in the offering are sold.

(5) Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. ("SF Capital"). Through Stark Offshore, Messrs. Roth and Stark possess voting and investment control over the shares of common stock held by SF Capital; however, Messrs. Roth and Stark disclaim beneficial ownership of these shares. SF Capital is not a registered broker-dealer but is affiliated with Reliant Trading and Shepherd Trading Ltd, both of which are registered broker-dealers.
                                         41

(6) The securities offered by Whitebox Convertible Arbitrage Partners LP are beneficially owned by Whitebox Convertible Arbitrage Advisors, LLC, as general partner of Whitebox Convertible Arbitrage Partners LP; by Whitebox Advisors LLC, as managing member of Whitebox Convertible Arbitrage Advisors, LLC; and Andrew J. Redleaf as managing member of Whitebox Advisors, LLC.

(7) The securities offered by Whitebox Intermarket Partners, LP are beneficially owned by Whitebox Intermarket Advisors, LLC, as general partner of Whitebox Convertible Arbitrage Partners LP; by Whitebox Advisors LLC, as managing member of Whitebox Convertible Arbitrage Advisors, LLC; and Andrew J. Redleaf as managing member of Whitebox Advisors, LLC.

(8) Patrick Hughes and Loren Katzovitz are the Managing Partners of Guggenheim Advisors, LLC, which is the LLC manager of Guggenheim Portfolio Company XXXI, LLC. Andrew Redleaf is the Managing Member of Whitebox Advisors, LLC, the investment advisor for Guggenheim Portfolio Company XXXI, LLC.

(9) Pursuant to an investment management agreement, Whitebox Advisors, LLC serves as investment adviser to HFR RVA Combined Master Trust and consequently has voting control and investment discretion over securities offered by HFR RVA Combined Master Trust. Andrew Redleaf serves as managing member of Whitebox Advisors, LLC, and therefore, may be deemed to beneficially own the securities offered by HFR RVA Combined Master Trust.

(10) D.B. Zwirn & Co., L.P. is the trading manager of this selling securityholder and consequently has voting control and investment discretion over the securities held by this selling securityholder. Daniel
     B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P.

(11) Northwestern Investment Management Company, LLC ("NIMC") is one of the investment advisors to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and is the investment advisor for Northwestern Mutual with respect to the securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power and investment power with respect to the securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the securities and therefore may be deemed to be an indirect beneficial owner with shared voting power and investment power with respect to the securities. Pursuant to Rule 13d-4 under the Exchange Act, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities. Northwestern Mutual is not a registered broker-dealer but is affiliated with the following registered broker-dealers: Northwestern Mutual Investment Services, LLC, Frank Russell Capital Inc., Frank Russell Securities, Inc. and Russell Fund Distributors, Inc.

(12) Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC ("Management") is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(13) Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the securities held by CVI and may be deemed to be the beneficial owner of these securities. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the securities held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the securities. CVI is not a registered broker-dealer but is affiliated with one or more registered broker-dealers.

(14) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management,

     LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(15) Deerfield Capital is the investment advisor to Deerfield Special Situations Fund, L.P. and exercises voting and investment power with respect to the securities held by Deerfield Special Situations Fund, L.P. J.E. Flynn Capital, LLC is the general partner of Deerfield Capital LP, and James E. Flynn is the president of J.E. Flynn Capital, LLC.

(16) Deerfield Management Company is the investment advisor to Deerfield Special Situations Fund Intl, LTD. and exercises voting and investment power with respect to the securities held by Deerfield Special Situations Fund Intl, LTD. Flynn Management, LLC is the general partner of Deerfield Management Company, and James E. Flynn is the president of Flynn Management, LLC.

                              PLAN OF DISTRIBUTION

     The selling securityholders, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling notes, warrants and shares of common stock (together, the "securities") or interests in the securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling securityholders may use any one or more of the following methods when disposing of securities or interests in securities:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

-    privately negotiated transactions;

- short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling securityholders to sell a specified number of shares at a stipulated price per share;

-    a combination of any such methods of sale; and

-    any other method permitted pursuant to applicable law.

     These sales may include crosses. Crosses are transactions in which the same broker acts as agent on both sides of the transaction.

     The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities, from time to time, under this prospectus, or under a supplement or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors-in-interest as selling securityholders under this prospectus. The selling securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our securities or interests in our securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders may also sell our securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling securityholders from the sale of the securities offered by them will be the purchase price of the securities less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the sales of the securities from time to time under this prospectus by the selling securityholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria, and conform to the requirements, of that rule. In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     The selling securityholders, including any selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers, and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests in the securities may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. We cannot presently estimate the amount of such compensation. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus. Based on the information provided to us by the selling securityholders, we know of no existing arrangements between any selling securityholder, any other selling securityholder, broker, dealer, underwriter or agent relating to the sale or distribution of the securities.

     Upon notification to us by a selling securityholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling securityholder and of the participating brokers or dealers, (2) the number of shares involved, (3) the price at which such shares were sold, (4) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (5) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (6) other facts material to the transaction. In addition, upon notification to us by a selling securityholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed if required.

     We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the securities offered by this prospectus.

                                     EXPERTS

     The consolidated financial statements of ATS Medical, Inc. appearing in ATS Medical Inc.'s Annual Report (Form 10-K/A) for the year ended December 31, 2005 including schedules appearing therein, and ATS Medical, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the issuance of shares of the securities offered in this offering will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov. Copies of our SEC filings are also available through our website (www.atsmedical.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

     We have filed with the SEC a registration statement on Form S-3 to register the notes, the warrants and the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information regarding ATS Medical, Inc., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC's public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC's web site at http://www.sec.gov.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling securityholders sell all of the shares or the earlier termination of this offering:

     - our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2005;

     - our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006, as amended, June 30, 2006 and September 30, 2006;

     - our current reports on Form 8-K or Form 8-K/A filed on January 26, 2006 (two reports), January 27, 2006, February 9, 2006, March 1, 2006, March 24, 2006, April 3, 2006 and May 4, 2006 (relating to the appointment of a new director, as amended on May 5, 2006), June 9, 2006, June 19, 2006 (two reports, except for Item 2.02 disclosure contained therein), July 17, 2006, August 2, 2006, August 15, 2006, August 17, 2006, August 25, 2006, September 13, 2006, September 29, 2006, October 5, 2006, October 27, 2006, November 1, 2006, November 9, 2006, November 20, 2006, December 5, 2006, December 12, 2006, December 13, 2006, January 26, 2007, January 29, 2007, February 1, 2007 and
          February 2, 2007;

     - any filings under the Exchange Act after the date of the initial registration statement (of which this prospectus forms a part) and prior to effectiveness of the registration statement; and

     - the description of our common stock contained in any registration statement or report filed by us under the Exchange Act, and any amendment or report filed for the purpose of updating such description.

     We will provide, at no cost to you, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents) and any report, proxy statement or other communication distributed by us to our shareholders generally. Requests for such copies should be directed to Deborah K. Chapman, Controller, ATS Medical, Inc., 3905 Annapolis Lane, Suite 105, Minneapolis, Minnesota 55447, (763) 553-7736.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                                ATS MEDICAL, INC.

                               (ATS MEDICAL LOGO)

          $22,400,000 6% CONVERTIBLE REDEEMABLE SENIOR NOTES DUE 2025
              WARRANTS TO PURCHASE 1,344,000 SHARES OF COMMON STOCK 7,011,200 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES
                          AND EXERCISE OF THE WARRANTS

                                   ----------

                                   PROSPECTUS

                                   ----------

                               February 13, 2007